As filed with the Securities and Exchange Commission on May 2, 2011
Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEOSTEM, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-2343568
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

420 Lexington Avenue
Suite 450
New York, New York 10170
(212) 584-4180
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Catherine M. Vaczy, Esq.
Vice President and General Counsel
NeoStem, Inc.
420 Lexington Avenue, Suite 450, New York, New York 10170
(212) 584-4180
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Alan Wovsaniker, Esq.
Lloyd Jeglikowski, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068
Telephone: (973) 597-2500

Approximate date of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, par value $.001 per share	3,842,001	(1)	$1.93	(2)	$7,415,061.93	(2)	$860.89	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (6)	24,000	(4)	$1.93	(5)	$46,320.00	(5)	$5.38	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (7)	75,000	(4)	$1.93	(5)	$144,750.00	(5)	$16.81	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (8)	50,000	(4)	$1.93	(5)	$96,500.00	(5)	$11.20	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (9)	110,000	(4)	$1.93	(5)	$212,300.00	(5)	$24.65	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (10)	327,000	(4)	$1.93	(5)	$631,110.00	(5)	$73.27	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (11)	60,000	(4)	$1.93	(5)	$115,800.00	(5)	$13.44	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (12)	100,000	(4)	$1.93	(5)	$193,000.00	(5)	$22.41	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (13)	1,010,709	(4)	$1.93	(5)	$1,950,668.37	(5)	$226.47	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (14)	50,000	(4)	$1.93	(5)	$96,500.00	(5)	$11.20	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (15)	170,000	(4)	$2.00	(5)	$340,000.00	(5)	$39.47	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (16)	25,000	(4)	$2.10	(5)	$52,500.00	(5)	$6.10	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (17)	12,957,512	(4)	$2.50	(5)	$32,393,780.00	(5)	$3,760.92	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (18)	25,000	(4)	$2.52	(5)	$63,000.00	(5)	$7.31	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (19)	93,023	(4)	$2.6875	(5)	$249,999.31	(5)	$29.02	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (20)	50,000	(4)	$3.00	(5)	$150,000.00	(5)	$17.42	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (21)	3,000	(4)	$4.2726	(5)	$12,817.80	(5)	$1.49	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (22)	100,000	(4)	$4.5455	(5)	$454,550.00	(5)	$52.77	(3)
Total	19,072,245				$44,618,657.41	(2)(5)	$5,180.23

(1)	Amount of shares of common stock of the registrant, par value $0.001 per share (“Common Stock”), to be registered and offered and sold by the selling stockholders.

(2)
Estimated solely for the purpose of computing the amount of the registration fee for the shares of Common Stock to be registered in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low prices for the Common Stock, $0.001 par value per share, as reported by the NYSE Amex on April 29, 2011, which date was within five business days of the date of this filing (the “Market Price”).

(3)	This amount is included in the aggregate filing fee for this registration statement.

(4)	Amount of shares of Common Stock issuable upon exercise of warrants to be registered. To be offered and sold by the selling stockholders upon the exercise of outstanding warrants.

(5)
Estimated solely for the purpose of computing the amount of the registration fee for the shares of Common Stock issuable upon exercise of warrants to be registered in accordance with Rule 457(g) under the Securities Act, based upon the higher of (i) the price at which the warrants may be exercised or (ii) the Market Price of the Common Stock.

(6)	Represents Common Stock issuable upon the exercise (at a price of $0.50 per share) of outstanding warrants.

(7)	Represents Common Stock issuable upon the exercise (at a price of $1.00 per share) of outstanding warrants.

(8)	Represents Common Stock issuable upon the exercise (at a price of $1.30 per share) of outstanding warrants.

(9)	Represents Common Stock issuable upon the exercise (at a price of $1.41 per share) of outstanding warrants.

(10)	Represents Common Stock issuable upon the exercise (at a price of $1.42 per share) of outstanding warrants.

(11)	Represents Common Stock issuable upon the exercise (at a price of $1.44 per share) of outstanding warrants.

(12)	Represents Common Stock issuable upon the exercise (at a price of $1.50 per share) of outstanding warrants.

(13)	Represents Common Stock issuable upon the exercise (at a price of $1.75 per share) of outstanding warrants.

(14)	Represents Common Stock issuable upon the exercise (at a price of $1.82 per share) of outstanding warrants.

(15)	Represents Common Stock issuable upon the exercise (at a price of $2.00 per share) of outstanding warrants.

(16)	Represents Common Stock issuable upon the exercise (at a price of $2.10 per share) of outstanding warrants.

(17)	Represents Common Stock issuable upon the exercise (at a price of $2.50 per share) of outstanding warrants.

(18)	Represents Common Stock issuable upon the exercise (at a price of $2.52 per share) of outstanding warrants.

(19)	Represents Common Stock issuable upon the exercise (at a price of $2.6875 per share) of outstanding warrants.

(20)	Represents Common Stock issuable upon the exercise (at a price of $3.00 per share) of outstanding warrants.

(21)	Represents Common Stock issuable upon the exercise (at a price of $4.2726 per share) of outstanding warrants.

(22)	Represents Common Stock issuable upon the exercise (at a price of $4.5455 per share) of outstanding warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 2, 2011

The information contained in this prospectus is not complete and may be changed. The selling stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

NEOSTEM, INC.

19,072,245 Shares of Common Stock
Offered by Selling Stockholders

This prospectus relates to the resale, from time to time, by the selling stockholders listed in this prospectus under the section “Selling Stockholders,” of up to 19,072,245 shares of common stock, par value $0.001 per share (the “Common Stock”), of NeoStem, Inc., which includes up to an aggregate of 15,230,244 shares of our Common Stock issuable upon the exercise of warrants (which if all exercised for cash would result in gross proceeds to the Company of $36,584,227).  These shares include the following shares and are described in more detail under “Selling Stockholders”:

•
The resale by certain Selling Stockholders of an aggregate of 960,709 shares of our Common Stock issuable upon the exercise of warrants to purchase our Common Stock, which warrants were issued in connection with private placements in May and October of 2008;

•	The resale by a Selling Stockholder of an aggregate of 800,000 shares of our Common Stock issued (or issued pursuant to the exercise of warrants issued) pursuant to a November 2008 private placement;

•
The resale by a Selling Stockholder of an aggregate of 640,000 of the shares of our Common Stock issued in October 2009 upon the conversion of shares of our Series D Convertible Preferred Stock (“Series D Stock”), which Series D Stock was issued in April, June and July 2009 pursuant to private placements (the “2009 Private Placements”);

•
The resale by certain Selling Stockholders of an aggregate of 12,932,512 shares of our Common Stock issuable upon the exercise of warrants to purchase our Common Stock, which warrants were issued in the 2009 Private Placements;

•
The resale by certain Selling Stockholders of an aggregate of 1,244,375 shares of our Common Stock issued pursuant to a private placement consummated on April 5, 2011 (the “April 2011 Private Placement”);

•
The resale by certain Selling Stockholders of an aggregate of 600,000 shares of our Common Stock issued, and an aggregate of 1,337,023 shares of our Common Stock issuable, in each case upon the exercise of warrants to purchase our Common Stock, which warrants were issued pursuant to various consulting and service agreements entered into by NeoStem since May 2007; and

•	The resale by certain Selling Stockholders of an aggregate of 557,626 shares of our Common Stock received in other transactions.

The Selling Stockholders may sell the shares of Common Stock being offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.”  The prices at which the Selling Stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any proceeds from the sale of the shares by the Selling Stockholders.  However, we will receive the proceeds from the exercise of the warrants by the Selling Stockholders, if any, to the extent that the warrants are not exercised on a cashless basis.  See the section entitled “Use of Proceeds” on page 32 of this prospectus.

Our Common Stock is listed on the NYSE Amex and traded under the symbol “NBS.”  On April 29, 2011, the last reported sales price of our Common Stock on the NYSE Amex was $1.98 per share.  There were 80,024,412 shares of our Common Stock outstanding as of April 11, 2011.

Investing in our Common Stock is speculative and involves a high degree of risk.  See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May ___, 2011.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	i
ABOUT THIS PROSPECTUS	i
PROSPECTUS SUMMARY	1
RISK FACTORS	4
USE OF PROCEEDS	32
SELLING STOCKHOLDERS	32
PLAN OF DISTRIBUTION	38
LEGAL MATTERS	39
EXPERTS	39
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	40
WHERE YOU CAN FIND MORE INFORMATION	40

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus or the documents incorporated by reference herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NeoStem, Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, those set forth under the caption “Risk Factors.”  The words “believe,” “expect,” “anticipate,” “intend,” and “plan” and similar expressions identify forward-looking statements.  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date the statement was made.  NeoStem, Inc. undertakes no obligation to update any forward-looking statement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or “Commission”) utilizing a shelf registration process.  Under the shelf registration process, Selling Stockholders may, from time to time, offer and sell shares of our Common Stock pursuant to this prospectus.  It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making any decision whether to invest in the common stock.  You should also read and consider the information contained in the documents that we have incorporated by reference as described in “Where You Can Find More Information, and “Incorporation of Certain Information by Reference” in this prospectus.

We have not authorized anyone to give any information or to make any representations different from that which is contained or incorporated by reference in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any accompanying prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized by NeoStem, Inc. or any such person.  Neither the delivery of this prospectus or any accompanying prospectus supplement nor any sale made hereunder and thereunder shall under any circumstances create an implication that there has been no change in the affairs of NeoStem, Inc. since the date hereof.  This prospectus or any accompanying prospectus supplement does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

- i -

PROSPECTUS SUMMARY

Investing in our securities involves a high degree of risk.  This summary highlights some information contained or incorporated by reference in this prospectus.  It may not contain all of the information that is important to you.  Important information is incorporated by reference into this prospectus.  To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors”, and the other financial statements and documents incorporated by reference in this prospectus.

Our Company

NeoStem, Inc. (“we”, “NeoStem” or the “Company”) continues to develop as a company in the cell therapy arena with the January 2011 completion of the Progenitor Cell Therapy, LLC (“PCT”) acquisition. We view this acquisition as a foundation in achieving our strategic mission of capturing the paradigm shift to cell therapy. While NeoStem’s origins began in the adult stem cell research, collection and storage service business, the PCT acquisition begins a new dimension in the Company’s business model. NeoStem today, with approximately 85 U.S. based employees, brings to bear significant resources to meet the basic research, manufacturing, regulatory, clinical and logistical demands of an integrated cell therapeutics company. NeoStem is now ideally positioned in the year ahead to transition from its origin as a service provider to a therapeutics company leveraging the intellectual capital of the Company’s core assets to attract world renowned clients. We perceive the advancement of cell therapeutics in Asia as another key part of our emerging strategy given the more favorable research and regulatory environment in Asia versus Western countries. As such, we intend to continue to build key relationships at clinical sites in China where these therapies are now being commercialized. We see our pharmaceutical business (Suzhou Erye Pharmaceutical Company Ltd.) and stem cell service business as engines of growth to support these initiatives.

We operate our business in three reportable segments: (i) Cell Therapy – United States; (ii) Regenerative Medicine – China; and (iii) Pharmaceutical Manufacturing – China.

Cell Therapy – United States

PCT Merger

The cornerstone of our Cell Therapy business is Progenitor Cell Therapy, LLC. On January 19, 2011 we completed our acquisition of PCT (the “PCT Merger”) pursuant to the terms of an Agreement and Plan of Merger, dated September 23, 2010 (the “PCT Merger Agreement”). As a result of the consummation of the PCT Merger, we acquired all of the membership interests of PCT, and PCT is now a wholly-owned subsidiary of our Company.

All of the membership interests of PCT outstanding immediately prior to the effective time of the PCT Merger were converted into the right to receive, in the aggregate, (i) 10,600,000 shares of our Common Stock and (ii) 3 series of seven year warrants to purchase up to 1,000,000 shares of our Common Stock per series (3,000,000 shares in the aggregate), at exercise prices of $3.00, $5.00 and $7.00, respectively, per share (the “PCT Warrants”). The PCT Warrants are redeemable in certain circumstances. Transfer of the shares issuable upon exercise of the PCT Warrants is restricted until the one year anniversary of the closing of the PCT Merger.

In accordance with the PCT Merger Agreement, we have deposited into an escrow account 10,600,000 shares of our Common Stock for eventual distribution to the former members of PCT (subject to downward adjustment to satisfy any indemnification claims of NeoStem, all as described in the PCT Merger Agreement). For so long as any of the 10,600,000 shares are held in escrow, such shares shall be voted by the escrow agent as directed by our Board of Directors.

Founded by Dr. Andrew L. Pecora and Robert A. Preti, Ph.D., PCT became an internationally recognized cell therapy services and development company. They sought to create a business for “as needed” development and manufacturing services for the emerging cell therapy industry and to prepare for eventual commercialization. With its cell therapy manufacturing facilities and team of professionals, PCT offers a platform that can facilitate the preclinical and clinical development and commercialization of cellular therapies for clients throughout the world. PCT offers current Good Manufacturing Practices (cGMP)-compliant cell transportation, manufacturing, storage, and distribution services and supporting clinical trial design, product process development, logistics, regulatory and quality systems development services. In addition, through its network of contacts throughout the cell therapy industry, PCT is able to identify early stage development opportunities in the cell therapy field and opportunistically develop these cell therapies through proof of concept where they can be further developed and ultimately commercialized through NeoStem’s developing commercial structure. Dr. Preti now serves as PCT’s President and Dr. Pecora as part-time Chief Medical Officer of PCT. Dr. Pecora will also serve on the board of directors of NeoStem.

PCT is engaged in a broad range of services in the cell therapy market for the treatment of human disease, including but not limited to contract manufacturing, product and process development, product and regulatory consulting, and product characterization and comparability. PCT’s expertise in the cell therapy space, which includes therapeutic vaccines (oncology), various related cell therapeutics, cell diagnostics, and regenerative medicine, creates a platform upon which we intend to build a therapeutics strategy. Our goal is to develop internally, or through partnerships, allogeneic (cells from a third-party donor) or autologous (cells from oneself) cell therapeutics technologies that, in the aggregate, will comprise the Cell Therapy – United States reportable segment.

In addition, PCT will assume NeoStem’s adult stem cell business based on PCT’s strategic advantages in meeting cGMP regulatory requirements in an industry that is widely dispersed with a range of quality issues. We believe that PCT, as a quality leader, is ideally positioned to become a leader in cell collection, processing and storage (cell banking) which is synergistic with NeoStem’s roots in this business. In addition, PCT’s leadership in the transportation and distribution of cell therapy products is complementary to NeoStem’s strategic vision of working with the industry leader as the partner of choice. These efforts are being bundled together into a new service with PCT’s cord blood banking business into a multigenerational stem cell collection and storage plan that the Company will call the “Family Plan”.

Cell Collection, Processing and Storage Business

In the United States, we are a provider of adult stem cell collection, processing and storage services enabling healthy adult individuals to donate and store their stem cells for personal therapeutic use. Similar to the banking of cord blood, pre-donating cells at a younger age helps to ensure a supply of one’s own stem cells should they be needed for future medical treatment. We have established a network of adult stem cell collection centers to include ten centers throughout the country. With our acquisition of PCT, we acquired the expertise of cGMP cord blood banking. PCT has been processing and providing storage services for a number of third-party company clients, including Viacord and Cord Blood of America, as well as for DomaniCell, LLC, its own cord blood business. DomaniCell, a wholly owned subsidiary of PCT, assists hospitals by providing umbilical cord blood unit collection and long-term storage services to patients for potential future therapeutic use. DomaniCell has been providing the front-end interface and support services to hospitals and in turn employs PCT’s cell therapy manufacturing facilities network for the processing and long-term storage of umbilical cord blood units. With the acquisition of PCT, we are bundling together NeoStem’s adult stem cell collection and PCT’s cord blood collection offerings as a multi-generational collection and storage service called the “Family Plan.” Dr. Manny Alvarez, an esteemed Obstetrician and Gynecologist and recognized television and online healthcare professional is serving exclusively as the Company’s spokesperson and public representative under a three year agreement, with an option to extend, under which he will promote NeoStem’s consumer services through endorsements, print and online marketing, and more. This offers NeoStem’s stem cell banking products the validation of a highly respected health news personality.

In July 2010, we were named “Best Stem Cell Company, 2010,” in the New Economy’s Biotech Awards.

Stem Cell Research

NeoStem is conducting research and development activities in its own laboratory facility. Through collaborations, we are pursuing therapeutic and potentially diagnostic applications of adult stem cells, including applications using our own VSELTM Technology (very small embryonic-like stem cells). VSELTM Technology, licensed from the University of Louisville, represents NeoStem’s proprietary platform. We believe VSELTM Technology holds significant potential for the Company, affording us entry into the regenerative medicine arena with a unique cell product that may, in turn, open up new areas in regenerative medicine. This research is also conducted though funded academic research collaborations. In April 2009, we entered into a License Agreement with Vincent Falanga, M.D., pursuant to which we acquired a world-wide, exclusive license to certain innovative stem cell technology and applications for wound healing. In conjunction with that license we entered into a multi-year sponsored research agreement with the Roger Williams Medical Center in Providence, Rhode Island and Dr. Falanga’s laboratory, funded by the Department of Defense, to study the use of VSELs and mesenchymal cells for the treatment of chronic wounds. We have in-licensed more mature technologies that use stem cells for regenerative applications, including rebuilding cartilage, repairing fractures and rejuvenating aging skin. Some of these products or treatments are commercialized in Asia.

Regenerative Medicine – China

We are also seeking to apply our cellular therapies in the People’s Republic of China (“China” or “PRC”). In 2009, we began several China-based, adult stem cell initiatives including: (i) creating a separate China-based stem cell operation, (ii) constructing a stem cell research and development laboratory and processing and manufacturing facility in Beijing, (iii) establishing relationships with hospitals to provide stem cell-based therapies, and (iv) obtaining product licenses covering several adult stem cell therapeutics focused on regenerative medicine. In 2010, we began offering stem cell banking services and certain stem cell therapies to patients in Asia, as well as to foreigners traveling to Asia seeking medical treatments that are either unavailable or cost prohibitive in their home countries.

In June 2010 we launched a collaboration with Shandong Wendeng Orthopaedic Hospital, or Wendeng Hospital, which was the first hospital in the network we are establishing to offer orthopaedic treatments in China. In December 2010, we entered into the second hospital cooperation agreement with Shijiazhuang Third Hospital in the provincial capital of Hebei Province. We expect to enter into a third hospital collaboration agreement in mid-2011. In the third quarter of 2010, Weihai Municipal Price Bureau, the local authority in charge of pricing for public medical services in China, approved the pricing for single side and bilateral arthroscopic orthopedic autologous adult stem cell based treatment licensed by us which is being administered at Wendeng Hospital. Importantly, the Weihai Municipal Labor Bureau Medical Insurance Office approved Wendeng Hospital’s application for reimbursement whereby patients are eligible to receive reimbursement for up to 80% of the cost of the orthopedic procedure under the new technology category.

Strategically, we view our efforts in China as pioneering new pathways towards both commercialization of therapies to the largest patient populations in the world, and creating a unique regulatory pathway for advanced proof of concept studies which may prove invaluable to the Company’s research efforts We intend to develop a distribution platform for cell therapy that can be used to expedite commercialization of new therapies in China for PCT clients and to commercialize our own proprietary technologies as they emerge.

Pharmaceutical Manufacturing – China

We acquired a 51% ownership interest in Suzhou Erye Pharmaceutical Company Ltd. (“Erye”) in October 2009. Erye was founded more than 50 years ago and represents an established, vertically-integrated pharmaceutical business. Historically, Erye has concentrated its efforts on manufacturing and distributing of generic antibiotic products. It has received more than 160 production certificates from the State Food and Drug Administration of China, or SFDA, covering both antibiotic prescription drugs and active pharmaceutical intermediates (APIs). Our current senior executive management team at Erye, Mr. Shi, Chairman, and Madame Zhang, General Manager, joined Erye in 1998, and in conjunction with others bought it from the PRC government in 2003. A majority of the drugs that Eyre manufactures are on China’s “essential drug” list, and Erye’s new facility under construction will enable greater production.

Corporate Information

Our principal executive offices are located at 420 Lexington Avenue, Suite 450, New York, New York 10170, and our telephone number is (212) 584-4180.  Our Common Stock is currently traded on the NYSE Amex under the symbol “NBS.”  We maintain a corporate website at www.neostem.com.  The contents of our website are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus or relied upon in connection herewith.

NeoStem, Inc. was incorporated under the laws of the State of Delaware in September 1980 under the name Fidelity Medical Services, Inc. and commenced operations in the adult stem cell collection, processing and storage services business in January 2006.  Unless otherwise stated, all references to “us,” “our,” “NeoStem,” “we,” the “Company” and similar designations refer to NeoStem, Inc.

The Offering

Our selling stockholders named in the table beginning on page 34 of this prospectus are offering an aggregate of 19,072,245 shares of our Common Stock (the “Selling Stockholders”).  15,230,244 of such shares are issuable upon the exercise of currently outstanding warrants.  We will not receive any proceeds upon the sale of shares of Common Stock by the Selling Stockholders.  We will receive the exercise price of the outstanding warrants that are exercised for cash.  See “Use of Proceeds.”  The vast majority of the shares being offered hereby were acquired by (or will be acquired in connection with the exercise of outstanding warrants acquired by) the Selling Stockholders as a result of our capital raising activities since May 2008, and the rest of the shares underlie warrants issued to certain consultants and service providers since May 2007 or were acquired in other transactions.  See “Selling Stockholders.”

RISK FACTORS

An investment in our Common Stock is subject to numerous risks, including those listed below.  You should carefully consider these risks, along with the information provided elsewhere in this prospectus and the documents we incorporate by reference in this prospectus before investing in our Common Stock.  You could lose all or part of your investment in our Common Stock.

Our business, financial condition, operating results and cash flows can be affected by a number of factors, including, but not limited to, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. The risks described below are not the only ones we face, but those we currently consider to be material. There may be other risks which we now consider immaterial, or which are unknown or unpredictable, with respect to our business, our competition, the regulatory environment or otherwise that could have a material adverse effect on our business.

Risks Related to Our Financial Condition

We are a company with a limited operating history and have incurred substantial losses and negative cash flow from operations in the past, and expect to continue to incur losses and negative cash flow for the near term.

We are a company with a limited operating history, limited capital, and limited sources of revenue. Since our inception in 1980, we have incurred net losses of approximately $95.3 million through December 31, 2010. We incurred net losses attributable to common shareholders of approximately $23.5 million for the year ended December 31, 2010, approximately $31.8 million for the year ended December 31, 2009 and approximately $9.2 million for the year ended December 31, 2008, and we expect to incur additional operating losses and negative cash flow in the future. The revenues from our Therapeutics Division are not sufficient to cover costs attributable to that business. We expect to incur losses and negative cash flow for the foreseeable future as a result of our activities under license and sponsored research agreements relating to our VSELTM Technology and other research and development efforts to advance stem cell and other therapeutics, both in the U.S. and China. We also expect to continue to incur significant expenses related to sales, marketing, general and administrative and product research and development in connection with the development of our business.

Although Erye, a Chinese pharmaceutical company in which we acquired a 51% interest, had revenues of approximately $69.6 million for the year ended December 31, 2010 and $11.4 million in revenues for the year ended December 31, 2009 (this reflects Erye’s operations for the two months ended December 31, 2009 since the acquisition was effective October 30, 2009), it has only a limited history of earnings. Moreover, Erye is expected to incur significant expenses in the near term due to: (1) costs related to stabilizing and streamlining its operations; (2) costs related to the relocation of its production operations to a new facility; (3) research and development costs related to new drug projects; and (4) costs related to expanding its existing sales network for new drug distribution. Pursuant to the current joint venture agreement that governs the ownership and management of Erye, or the Joint Venture Agreement, for 2010 and approximately the next two years (i) 49% of undistributed profits, after tax, will be distributed to Suzhou Erye Economy and Trading Co. Ltd., or EET, which owns the remaining 49% of Erye, and loaned back to Erye for use in connection with its construction of the new Erye facility; (ii) 45% of the net profit after tax due to the Company will be provided to Erye as part of the new facility construction fund, which will be characterized as paid-in capital for our 51% interest in Erye; and (iii) only 6% of the net profit will be distributed to us directly for our operating expenses. As a result, we will not be able to supplement our cash flow fully from the income expected to be generated by Erye.

PCT became a wholly-owned subsidiary of NeoStem on January 19, 2011, upon the closing of the PCT Merger. PCT has not generated any significant amount of revenue nor been profitable in any quarter since inception.

We cannot provide any assurance that we will generate a profit from our operations in the near future to fund our growth.

If we are unable to manage the growth of our business, our prospects may be limited and the results of our operations and ability to continue as a going concern may be materially and adversely affected.

We intend to expand our sales and marketing programs, manufacturing capacity, and portfolios of innovative stem cell-based therapies and pharmaceutical products to meet future demand in the U.S. and China. Any significant expansion may strain our managerial, financial and other resources. If we are unable to manage our growth, our business, operating results and financial condition could be materially adversely affected. We will need to continually improve our operations, financial and other internal systems to manage our growth effectively, and any failure to do so may result in slower growth, diminished operating results and a failure to achieve profitability, which would materially and adversely affect our ability to continue as a going concern.

We will need additional funding, and there is no certainty that we will be able to obtain such financing. If our capital requirements are not met, our business may be adversely affected.

We will need additional financing to fund ongoing operations. Additional financing may not be available when needed or may not be available on acceptable terms. If adequate funds are not available, our business, results of operations and financial condition could be adversely affected.

The first mortgage on the Allendale facility of our PCT subsidiary contains various covenants that limit PCT’s ability to take certain actions and PCT’s failure to comply with any of the covenants could have a material adverse effect on our business and financial condition.

The first of the two mortgages on PCT’s Allendale facility contains debt coverage and total debt to tangible net worth financial covenants which limit PCT’s ability to incur additional debt and make capital expenditures. Historically, PCT has not been able to meet the debt to tangible net worth covenant and PCT did not meet it at December 31, 2010. While the bank has been willing to waive compliance in the past, no assurance can be given that the bank will continue to waive such compliance in the future.

Acquisitions intended to grow our business may expose us to additional risks.

We will continue to review acquisition prospects and other reorganizing activities that could complement or streamline our current business, increase the size and geographic scope of our operations or otherwise offer revenue generating or other growth opportunities. Any increase in debt in connection with an acquisition could result in increased interest expense. Additionally, acquisitions may dilute the interests of our stockholders, place additional constraints on our available cash and entail other risks, including: difficulties in assimilating acquired operations, technologies or products; the loss of key employees from acquired businesses; diversion of management’s attention from our core business; risks of successor liability for unknown claims; and risks of entering markets, including international markets, in which we have limited or no prior experience.

A significant portion of our PCT sudsidiary’s current revenues are derived from a small number of customers.

PCT’s billings for the years ended December 31, 2010 and 2009 are concentrated with three customers. These three customers make up 18%, 15% and 12% of billings (a total of 45% for all three) for the year ended December 31, 2010 and 18%, 15% and 12% of billings (a total of 45% for all three) for the year ended December 31, 2009. One of these is a related party. The loss of one or more of these customers or material changes to the contracts with or payment terms of these customers may result in significant business downturn through reduced revenues, reduced cash flows, and delays in revenues or cash flows, and such delays or reductions could have a material impact on our future revenue growth and profitability.

Risks Related to Cell Therapy — United States

Cell therapy is still a developing field and a significant global market for our services has yet to emerge.

Cell therapy is still a developing area of research, with few cell therapy products approved for clinical use. At the PCT level, the current market and current contracts principally consist of providing manufacturing of cell and tissue-based therapeutic products in clinical trial and processing of stem cell products for transplantation programs. We also provide services related to the collection and storage of umbilical cord blood units and adult stem cells. There currently is no significant global market for stem cell processing or their collection and storage, nor is there any guarantee that such markets will develop in the near future. Major medical institutions currently do not recommend private storage generally, and we believe that the medical community is supportive of the public cord blood collective system. Patients can donate their cord blood to the system without charge. The market for cell and tissue-based therapies is early-stage, substantially research oriented, and financially speculative. Very few companies have been successful in their efforts to develop and commercialize a stem cell product. Stem cell products in general may be susceptible to various risks, including undesirable and unintended side effects, unintended immune system responses, inadequate therapeutic efficacy, or other characteristics that may prevent or limit their approval or commercial use. The demand for stem cell processing and the number of people who may use cell or tissue-based therapies is difficult to forecast. As there are no real experts who can forecast this market with accuracy, there is limited data from which the future use of our services may be forecasted. Our success is dependent on the establishment of a large global market for our products and services and our ability to capture a share of this market.

The University of Louisville has the ability to exercise significant influence over the future development of our VSELTM Technology.

The terms of our exclusive license of the VSELTM Technology from the University of Louisville provide for a collaborative approach on development decisions. For example, should we seek to collaborate with a third party on the VSELTM Technology programs, prior approval of the University of Louisville would be required for any sublicensing agreement. There can be no assurance they would grant approval for decisions requiring their consent. In addition, we entered into a sponsored research agreement with the University of Louisville, pursuant to which they perform certain research activities for us. Accordingly, although we engage in our own independent research and development activities with respect to the VSELTM Technology and have entered into additional sponsored research agreements, we are highly dependent on the University’s cooperation and performance in developing the VSELTM Technology. Further, the VSELTM Technology license agreement requires the payment of certain license fees, royalties and milestone payments, payments for patent filings and applications and the use of due diligence in developing and commercializing the VSELTM Technology. The sponsored research agreement requires other periodic payments. Our failure to meet our financial or other obligations under the license or sponsored research agreement in a timely manner could result in the loss of some or all of our rights to proprietary technology, such as the loss of exclusive rights or even termination of the agreements, and/or we could lose our right to have the University of Louisville conduct research and development efforts on our behalf.

We have a very limited history of conducting our own research and development activities.

To support our own research and development activities for our VSELTM Technology and other stem cell technologies, in September 2009 we signed a lease for approximately 8,000 square feet of office and laboratory space in Cambridge, Massachusetts that has served as our research and development headquarters. The Company is assessing its need for the Cambridge facility going forward given the acquisition of PCT with its Allendale, NJ and Mountain View, CA facilities. No assurance can be given that we will find a subtenant. To pursue our business strategy, we must have in place appropriate research capabilities, either on our own or through relationships with third parties. There can be no assurance that we will be successful in these efforts. Our additional research and development capacity also will require adequate sources of funding. There can be no assurance that any of these development efforts will produce a successful product or technology. Our failure to develop new products would have a material adverse effect on our business, operating results and financial condition.

Even if we are successful in developing a therapeutic application using our VSELTM Technology or other potential stem cell technologies, we still may be unsuccessful in creating a commercially viable and profitable business.

The commercial viability of our VSELTM Technology and other stem cell technologies may depend upon our ability to successfully expand the number of stem cells collected through adult stem cell collection processes in order to achieve a therapeutically-viable dose. Today, the number of very small embryonic-like stem cells that can be isolated from the peripheral blood of an adult donor is relatively small and this volume of cells may not be sufficient for therapeutic applications. A critical component of our adult stem cell collection, processing and storage services relating to the VSELTM Technology and other potential stem cell technologies could therefore be the utilization of stem cell expansion processes. There are many biotechnology laboratories attempting to develop stem cell expansion technology, but to date stem cell expansion techniques remain very inefficient. There can be no assurance that such technology will be effective or available at all. The failure of cost effective and reliable expansion technologies to become available could severely limit the commercial opportunities of our VSELTM Technology programs and other potential stem cell technologies and limit our business prospects, which could have a material adverse effect on our business, operating results and financial condition.

Moreover, stem cell collection techniques are rapidly developing and could undergo significant change in the future. Such rapid technological development could result in our technologies becoming obsolete. Successful biotechnology development in general is highly uncertain and is dependent on numerous factors, many of which are beyond our control. While our VSELTM Technology and other stem cell technologies appear promising, such technologies may fail to be successfully commercialized for numerous reasons, including, but not limited to, competing technologies for the same indication. There can be no assurance that we will be able to develop a commercially successful therapeutic application for this technology or other potential stem cell technologies.

Our research and development activities using adult stem cells in therapeutic indications present additional risks.

Our research and development activities relating to our VSELTM Technology and other populations of adult stem cells are subject to many of the same risks as our stem cell collection, processing and storage business, and additional risks related to requirements for preclinical and clinical testing by regulatory authorities including the United States Food and Drug Administration, or FDA, to demonstrate the safety and efficacy of the underlying therapy. The development of new drugs and therapies is often a long, expensive and difficult process and most attempts fail. Our VSELTM Technology is in the very early stages of development and will require many steps, tests and processes before we will be able to commence clinical testing in humans. There can be no assurance that a biologics license application, or BLA, with the FDA will not be required for our VSELTM Technology or our other stem cell technologies. The approval process for a BLA can take years, require human clinical trials and cost several million dollars. There also can be no assurance that we independently, or through collaborations, will successfully develop, commercialize or market our VSELTM Technology or other stem cells for any therapeutic indication. Should we fail to develop our VSELTM Technology or other adult stem cell technologies pursued by us, our business prospects, operating results and financial condition will be materially and adversely affected.

Technological and medical developments or improvements in conventional therapies could render the use of stem cells and our services and planned products obsolete.

Advances in other treatment methods or in disease prevention techniques could significantly reduce or entirely eliminate the need for our stem cell services, planned products and therapeutic efforts. Additionally, technological or medical developments may materially alter the commercial viability of our technology or services, and require us to incur significant costs to replace or modify equipment in which we have a substantial investment. In either event, we may experience a material adverse effect on our business, operating results and financial condition.

If safety problems are encountered by us or others developing new stem cell-based therapies, our stem cell initiatives could be materially and adversely affected.

The use of stem cells for therapeutic indications is still in the very early stages of development. If an adverse event occurs during clinical trials related to one of our product candidates or those of others, the FDA and other regulatory authorities may halt our clinical trials or require additional studies. The occurrence of any of these events would delay, and increase the cost of, our product development and may render the commercialization of our product candidates impractical or impossible.

Future therapies using adult stem cells may not develop, and demand for adult stem cell collection, processing and storage may never develop.

The value of our stem cell collection, processing and storage business and our development programs could be significantly impaired, and our ability to become profitable and continue our business could be materially and adversely affected, if cell therapies under development by us or by others to treat disease are not proven effective, demonstrate unacceptable risks or side effects or, where required, fail to receive regulatory approval. The therapeutic application of stem cells to treat serious diseases is currently being explored using adult stem cells like those that are the focus of our business, as well as embryonic stem cells. Cells collected and used for the same individual are referred to as autologous cells and those collected from an individual who is not the user of the cells are referred to as allogeneic cells. To our knowledge, the only allowed therapeutic uses of stem cells in the U.S., other than in connection with clinical trials, involves hematopoietic stem cell transplants to treat certain types of blood-based cancers (hematopoietic stem cells are the stem cells from which all blood cells are made) and adult autologous cultured cartilage cells for implantation for the repair of symptomatic cartilage defects of the femoral condyle (the distal end of the femur). No other stem cell therapeutic products have received regulatory approval for sale in the U.S. While stem cell-based therapy has been reported to be susceptible to various risks, including some undesirable side effects and immune system responses, these problems have been primarily associated with allogeneic use. Inadequate therapeutic efficacy also is a risk that may prevent or limit approval or commercial use of adult stem cells, whether for autologous use or allogeneic use. In addition, the time and cost necessary to complete the clinical development and to obtain regulatory approval of new therapies using stems cells are expected to be significant.

The demand for our services depends in part on our customers’ research and development and marketing efforts. Our business, financial condition and results of operations may be harmed if our customers spend less on, or are less successful in, these activities.

Many of our customers are engaged in research, development, production and marketing. The amount of customer spending on research, development, production and marketing has a large impact on our revenues and profitability, particularly the amount customers choose to spend on outsourcing. Customers determine the amounts that they will spend based upon, among other things, available resources and their need to develop new products, which, in turn, is dependent upon a number of factors, including their competitors’ research, development and production initiatives, and the anticipated reimbursement scenarios for specific products and therapeutic areas. In addition, consolidation in the industries in which our customers operate may have an impact on such spending as customers integrate acquired operations, including research and development departments and their budgets. Our customers finance their research and development spending from private and public sources. A reduction in spending by our customers could have a material adverse effect on our business, financial condition and results of operations. If our customers are not successful in attaining or retaining product sales due to market conditions, reimbursement issues or other factors, our results of operations may be materially impacted.

The nature and duration of our contracts can yield varying revenues and profits.

Our contracts with customers may be subject to repeated renegotiation and amendments which change the objectives of our work and the milestones which determine when revenues are received by us. Due to the fact that our customers are engaged in businesses that are in many instances experimental, the objectives of such customer relationships with us are subject to change as customer research and development and business models develop. Additionally, most of these customers are subject to regulatory controls and approval processes over their businesses and products. If such customers fail to comply with such processes or do not receive necessary approvals, we may be required to alter or halt the activities for which such customers have contracted with us. Each of these factors may have an adverse affect on our revenues.

Side effects or limitations of our stem cell collection process or a failure in the performance of the cryopreservation storage facility or systems of our service providers could harm our reputation and business.

Customers may experience adverse outcomes from our adult stem cell collection and storage process. These include: (i) the possibility of an infection acquired from the aphereis process, which is the process of extracting stem cells from a patient’s whole blood and it is an integral part of our collection process; (ii) collection of insufficient quantities of stem cells for therapeutic applications; (iii) failure of the equipment supporting our cryopreservation storage service to function properly and thus maintain a supply of usable adult stem cells; and (iv) specimen damage, including contamination or loss in transit to us. Should any of these events occur, our reputation could be harmed, our operations could be adversely affected and litigation could be filed against us. Our systems and operations are vulnerable to damage or interruption from fire, flood, equipment failure, break-ins, tornadoes and similar events for which we do not have redundant systems or a formal disaster recovery plan. Any claim of adverse side effects or limitations or material disruption in our ability to maintain continued uninterrupted storage systems could have a material adverse effect on our business, operating results and financial condition.

Our adult stem cell collection, processing and storage business was not contemplated by many existing laws and regulations, and our ongoing compliance, therefore, is subject to interpretation and risk.

Our adult stem cell collection, processing and storage service is not a medical treatment, although it involves medical procedures. Our stem cell-related business is relatively new and is not addressed by many of the regulations applicable to our field. As a result, there is often considerable uncertainty as to the applicability of regulatory requirements. Although we have devoted significant resources to ensuring compliance with those laws that we believe to be applicable, it is possible that regulators may disagree with our interpretations, prompting additional compliance requirements or even enforcement actions.

We believe that the adult stem cells collected, processed and stored through our collection services are properly classified under the FDA’s human cells, tissues and cellular- and tissue-based products, or HCT/P, regulatory paradigm and should not be classified as a medical device, biologic or drug. There can be no assurance that the FDA will not reclassify the adult stem cells collected, processed and stored through our collection services. Any such reclassification could have adverse consequences for us and make it more difficult or expensive for us to conduct our business by requiring regulatory clearance, approval and/or compliance with additional regulatory requirements.

The costs of compliance with such additional requirements or such enforcement may have a material adverse effect on our operations or may require restructuring of our operations or impair our ability to operate profitably.

We operate in a highly regulated environment and may be unable to comply with applicable federal and state regulations, registrations and approvals or the standards of private accrediting entities. Failure to comply with applicable licensure, registration, certification, and accreditation standards may result in loss of licensure, certification or accreditation or other government enforcement actions.

Since January of 2004, registration with the FDA is required by facilities engaged in the recovery, processing, storage, labeling, packaging or distribution of any HCT/Ps, or the screening or testing of a donor. Any third party retained by us to process our samples must be similarly registered with the FDA and comply with HCT/P regulations. If we, or any third-party processors, fail to register or update registration information in a timely way, we will be out of compliance with FDA regulations which could adversely affect our business. The FDA also adopted rules in May 2005 that regulate current Good Tissues Practices, or cGTP. Adverse events in the field of stem cell therapy that may occur could result in greater governmental regulation of our business, creating increased expenses and potential delays relating to the approval or licensing of any or all of the processes and facilities involved in our stem cell collection and storage services.

Though not implicated for our adult stem cell collection services, our manufacture of certain cellular therapy products for ourselves or on behalf of our customers may trigger additional FDA requirements applicable to HCT/Ps, or products comprised of HCT/Ps, which are regulated as a drug, biological product, or medical device. FDA current Good Manufacturing Practices, or cGMP, requirements, set forth in Title 21, Parts 210 and 211, of the Code of Federal Regulations (21 C.F.R. Pts. 210 and 211) are federal regulations that govern the manufacture, processing, packaging and holding of drug and cell therapy products. We must comply with cGMP requirements demanded by customers and enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. We may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. These requirements may change over time and we or third-party manufacturers may be unable to comply with the revised requirements.

We also are subject to state and federal laws regulating the proper disposal of biohazardous materials. Although we believe we are currently in compliance with all such applicable laws, a violation of such laws, or the future enactment of more stringent laws or regulations, could subject us to liability for noncompliance and may require us to incur significant costs.

Some states impose additional regulation and oversight of clinical laboratories and stem cell laboratories operating within their borders and impose regulatory compliance obligations on out-of-state laboratories providing services to their residents. Many of the states in which we, our strategic partners or members of our collection network, engage in collection, processing or storage activities have licensing requirements with which we must comply. Additionally, there may be state regulations affecting the use of HCT/Ps that would affect our business. Certain licensing requirements require employment of medical directors and others with certain training and technical backgrounds and there can be no assurance that such individuals can be retained or will remain retained or that the cost of retaining such individuals will not materially and adversely affect our ability to market or perform our services or our ability to do so profitably. There can be no assurance that we, our strategic partners or members of our collection center network, will be able to obtain or maintain any necessary licenses required to conduct business in any states or that the cost of compliance will not materially and adversely affect our ability to market or perform our services or our ability to do so profitably.

Currently, PCT is licensed as a blood bank with respect to its activities in New Jersey, as a tissue bank with respect to its activities in New York and as a drug manufacturer with respect to its facility in California. We believe that PCT and DomaniCell are in material compliance with current federal, state, and local stem cell laboratory licensure requirements. However, the licensing requirements in the states where we are currently licensed may change, and PCT and/or DomaniCell may become subject to the additional licensing, registration and/or compliance requirements of other states, local governments and/or the federal government as PCT and/or DomaniCell expands its network and as new regulations are implemented. If we fail to comply with the various licensure requirements, certification and accreditation standards to which we are subject, we may be subject to a loss of licensure, certification, or accreditation that could adversely affect them.

Additionally, certain private entities have promulgated standards for certification, accreditation and licensing of cord blood businesses that may apply to our operations. These organizations include, but may not be limited to, AABB, formerly the American Association of Blood Banks, the Foundation for the Accreditation of Cellular Therapy (FACT), and the American Association of Tissue Banks (AATB). While our compliance with the standards of these organizations currently are voluntary, in some cases compliance with such standards may be necessary for a cord blood business to be accepted and competitive in the marketplace. Compliance with these standards and obtaining the applicable accreditation, certification, or license from such private organizations can be costly and time-consuming. These accreditation, certification, or license requirements may also change and new standards may be developed. If we fail to comply with applicable standards, or fail to obtain or maintain applicable accreditations, certifications, or licenses, our business may be adversely affected.

There can be no assurance that we will be able, or will have the resources, to continue to comply with regulations that govern our operations currently, or that we will be able to comply with new regulations that govern our operations, or that the cost of compliance will not materially and adversely affect our ability to market or perform our services or our ability to do so profitably. A failure to comply with these requirements may result in fines and civil or criminal penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any materials supplied by third parties is compromised due to their failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for, or successfully commercialize, product candidates that we may develop.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires that our business comply with state and federal privacy laws which increase the cost and administrative burden of providing stem cell banking services.

We are subject to state and federal privacy laws related to the protection of our customers’ personal health information and state and federal laws related to the security of such personal health information and other personal data to which we would have access through the provision of our services. Currently, we are obligated to comply with privacy and security standards adopted under HIPAA. Certain of these regulatory obligations will be changing over the next year as a result of amendments to HIPAA under the American Recovery and Reinvestment Act of 2009. Consequently, our compliance burden will increase, and we will be subject to audit and enforcement by the federal government and, in some cases, enforcement by state authorities. We will also be obligated to publicly disclose wrongful disclosures or losses of personal health information. We may be required to spend substantial amounts of time and money to comply with these requirements, any regulations and licensing requirements, as well as any future legislative and regulatory initiatives. Failure by us or our business partners to comply with these or other applicable regulatory requirements or any delay in compliance may result in, among other things, injunctions, operating restrictions, and civil fines and criminal prosecution and have a material adverse effect on the marketing and sales of our services and our ability to operate profitably or at all.

We have limited manufacturing capabilities.

We believe that we can provide services and produce materials for clinical trials and for human use at our existing facilities, which we believe are compliant with FDA requirements for cGMP and cGTP. We also believe that we have sufficient capacity to meet expected near term demand. However, we may need to, depending on demand, expand our manufacturing capabilities for cell therapy services and products in the future. In 2007, PCT acquired an additional facility in Allendale, New Jersey, which became a cGMP compliant facility in 2010. The demand for our services and products could, at times, exceed existing manufacturing capacity. If we do not meet rising demand for products and services on a timely basis or are not able to maintain cGMP compliance standards, then our clients and potential clients may elect to obtain the products and services from competitors, which could materially and adversely affect our revenues.

If our processing and storage facilities are damaged or destroyed, our business, programs, and prospects could be negatively affected and could adversely affect our value.

We process and store adult autologous stem cells from our network of U.S. adult stem cell collection centers and the umbilical cord blood of customers of DomaniCell at PCT’s facility in Allendale, New Jersey, and may do so at PCT’s Mountain View, California, facility in the future. We also process and store cellular therapy products for clinical trials at PCT’s facility in Allendale, New Jersey, and may do so at PCT’s Mountain View, California, facility. If these facilities or the equipment in these facilities was to be significantly damaged or destroyed, we could suffer a loss of some or all of the stored adult autologous stem cells, cord blood units, and cellular therapy products . Depending on the extent of loss, such an event could reduce the ability of us, DomaniCell, and PCT to provide stem cells when requested, could expose us, DomaniCell, and PCT to significant liability from our customers, and could affect the ability to continue to provide adult autologous stem cells and umbilical cord blood preservation services and manufacturing of cellular therapy services and products. While we believe that we have insured against losses from damage to or destruction of our facilities consistent with typical industry practices, if we have underestimated our insurance needs, we may not have sufficient insurance to cover losses beyond the limits on its policies. Such events could have a material adverse effect on our value.

We and our customers conduct business in a heavily regulated industry. If we or one or more of our customers fail to comply with applicable current and future laws and government regulations, our business and financial results could be adversely affected.

The healthcare industry is one of the most highly regulated industries in the United States. The federal government, individual state and local governments and private accreditation organizations all oversee and monitor the activities of individuals and businesses engaged in the delivery of health care products and services. Current laws, rules and regulations that could directly or indirectly affect our ability and the ability of our strategic partners and customers to operate each of their businesses could include, without limitation, the following:

•
State and local licensure, registration and regulation of laboratories, the collection, processing and storage of human cells and tissue and cord blood, and the development and manufacture of pharmaceuticals and biologics;

•	The federal Clinical Laboratory Improvement Act and amendments of 1988;

•	Laws and regulations administered by the FDA, including the Federal Food Drug and Cosmetic Act and related laws and regulations;

•	The Public Health Service Act and related laws and regulations;

•	Laws and regulations administered by the United States Department of Health and Human Services, including the Office for Human Research Protections;

•	State laws and regulations governing human subject research;

•	Occupational Safety and Health requirements;

•	State and local laws and regulations dealing with the handling and disposal of medical waste;

•	The federal Medicare and Medicaid Anti-Kickback Law and similar state laws and regulations;

•	Federal and state coverage and reimbursement laws and regulations, including laws and regulations administered by the Centers for Medicare & Medicaid Services;

•
The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), including the amendments included in the American Recovery and Reinvestment Act of 2009, commonly known as the HITECH Act, and regulations promulgated thereunder;

•	The federal physician self-referral prohibition, commonly known as the Stark Law, and state equivalents of the Stark Law;

•	State funding decisions on stem cell research and the development of cellular therapies; and

•	The Intermediate Sanctions rules of the IRS providing for potential financial sanctions with respect to “Excess Benefit Transactions” with HUMC or other tax-exempt organizations.

In addition, as we expand into other parts of the world (in addition to China), we will need to comply with the applicable laws and regulations in such foreign jurisdictions. We have not yet thoroughly explored the requirements or feasibility of such compliance. It is possible that we may not be permitted to expand our business into one or more foreign jurisdictions.

Although we intend to conduct our business in compliance with applicable laws and regulations and believe that we are in material compliance with applicable governmental healthcare laws and regulations, the laws and regulations affecting our business and relationships are complex, and many aspects of such relationships have not been the subject of judicial or regulatory interpretation. Furthermore, the cell therapy industry is the topic of significant government interest, and thus the laws and regulations applicable to us and our strategic partners and customers and to their business are subject to frequent change and/or reinterpretation and there can be no assurance that the laws and regulations applicable to us and our strategic partners and customers will not be amended or interpreted in a manner that adversely affects our business, financial condition, or operating results. For example, the federal government could issue tighter restrictions on private cord blood banking that prevents DomaniCell from collecting cord blood for private banking. While we are not aware of any such developments or that any court or federal or state government is reviewing our operations, it is possible that such a review could result in a determination that would have a material adverse effect on our business, financial condition and operating results. Thus, there can be no assurance that we and our strategic partners and customers will be able to maintain compliance with all such healthcare laws and regulations. Failure to comply with such healthcare laws and regulations, as well as the costs associated with such compliance or with enforcement of such healthcare laws and regulations, may have a material adverse effect on our operations or may require restructuring of our operations or impair our ability to operate profitably.

It is uncertain to what extent the government, private health insurers and third-party payors will approve coverage or provide reimbursement for the therapies and products to which our services relate. Availability for such reimbursement may be further limited by an increasing uninsured population and reductions in Medicare and Medicaid funding in the United States.

To the extent that the health care provider customers cannot obtain coverage or reimbursement for our therapies and products, they may elect not to provide such therapies and products to their patients and, thus, may not need our services. Further, as cost containment pressures are increasing in the health care industry, government and private payors adopt strategies designed to limit the amount of reimbursement paid to health care providers. Such cost containment measures may include:

•	Reducing reimbursement rates;

•	Challenging the prices charged for medical products and services;

•	Limiting services covered;

•	Decreasing utilization of services;

•	Negotiating prospective or discounted contract pricing;

•	Adopting capitation strategies; and

•	Seeking competitive bids.

Similarly, the trend toward managed health care and bundled pricing for health care services in the United States, which may accelerate under the health reform legislation approved by Congress on March 23, 2010 and thereafter signed into law (“Health Reform”), could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for cancer therapies.

We currently receive a small portion of our revenues from services rendered to patients enrolled in federal health care programs, such as Medicare, and we may also directly or indirectly receive revenues from federal health care programs. Federal health care programs are subject to changes in coverage and reimbursement rules and procedures, including retroactive rate adjustments. These contingencies could materially decrease the range of services covered by such programs or the reimbursement rates paid directly or indirectly for our products and services. To the extent that any health care reform favors the reimbursement of other cancer therapies over stem cell therapies, such reform could affect our ability to sell our services, which may have a material adverse effect on our revenues.

The limitation on reimbursement available from private and government payors may reduce the demand for, or the price of, our services, which would have a material adverse effect on our revenues. Additional legislation or regulation relating to the health care industry or third-party coverage and reimbursement may be enacted in the future which could adversely affect the revenues generated from the sale of our products and services.

Furthermore, there has been a trend in recent years towards reductions in overall funding for Medicare and Medicaid. There has also been an increase in the number of people who do not have any form of health care coverage in recent years and who are not eligible for or enrolled in Medicare, Medicaid or other governmental programs. The extent to which the reforms brought about under Health Reform may be successful in reducing the number of such uninsured is unclear, and the reduced funding of governmental programs and increase in uninsured populations could have a negative impact on the demand for our services to the extent they relate to products and services which are reimbursed by government and private payors.

Health care companies have been the subjects of federal and state investigations, and we could become subject to investigations in the future.

Both federal and state government agencies have heightened civil and criminal enforcement efforts. There are numerous ongoing investigations of health care companies, as well as their executives and managers. In addition, amendments to the Federal False Claims Act, including under Health Reform, have made it easier for private parties to bring “qui tam” (whistleblower) lawsuits against companies under which the whistleblower may be entitled to receive a percentage of any money paid to the government. The Federal False Claims Act provides, in part, that an action can be brought against any person or entity that has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The government has taken the position that claims presented in violation of the federal anti-kickback law, Stark Law or other healthcare-related laws, including laws enforced by the FDA, may be considered a violation of the Federal False Claims Act. Penalties include substantial fines for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person or entity and/or exclusion from the Medicare program. In addition, a majority of states have adopted similar state whistleblower and false claims provisions.

We are not aware of any government investigations involving any of our facilities or management. While management believes that we are in material compliance with applicable governmental healthcare laws and regulations, any future investigations of our business or executives could cause us to incur substantial costs, and result in significant liabilities or penalties, as well as damage to our reputation.

Unintended consequences of recently adopted health reform legislation in the U.S. may adversely affect our business.

The healthcare industry is undergoing fundamental changes resulting from political, economic and regulatory influences. In the U.S., comprehensive programs are under consideration that seek to, among other things, increase access to healthcare for the uninsured and control the escalation of healthcare expenditures within the economy. On March 23, 2010, health reform legislation was approved by Congress and has been signed into law. While we do not believe this legislation will have a direct impact on our business, the legislation has only recently been enacted and requires the adoption of implementing regulations, which may have unintended consequences or indirectly impact our business. For instance, the scope and implications of the recent amendments pursuant to the Fraud Enforcement and Recovery Act of 2009 (“FERA”), have yet to be fully determined or adjudicated and as a result it is difficult to predict how future enforcement initiatives may impact our business. Also, in some instances our clients may be health insurers that will be subject to limitations on their administrative expenses and new federal review of “unreasonable” rate increases which could impact the prices they pay for our services. If the legislation causes such unintended consequences or indirect impact, it could have a material adverse effect on our business, financial condition and results of operations.

Recent legislation regarding the establishment and funding of public cord blood collection and storage may adversely affect the business of DomaniCell.

The Stem Cell Therapeutic and Research Act of 2005 established requirements for a national donor bank of cord blood and for a national network for matching cord blood to patients. The federal government has entered into contracts with the National Marrow Donor Program (NMDP) to carry out the provisions of this legislation. Under these contracts, the NMDP acts as the nation’s Cord Blood Coordinating Center and actively recruits parents for cord blood donations. The NMDP also administers the National Cord Blood Inventory (NCBI), which has a goal of collecting 150,000 cord blood units that may be used for patients throughout the United States. The legislation also authorized federal funding to support its goals and requirements. Parents may opt to donate their newborn’s cord blood to the public registry and to use the public registry if stem cells from cord blood are needed for treatment purposes. In this regard, an important advantage of the national, public cord blood collection system is that it costs nothing for patients to donate their cord blood. This national, public cord blood registry has also been widely accepted and supported by the medical community, so physicians and others in the health care community may be less willing to use or recommend a private cord blood facility when public collection is available. Additionally, major medical organizations, including the American Academy of Pediatrics (AAP), the American Medical Association (AMA), the American College of Obstetricians and Gynecologists (ACOG), and the American Society of Blood and Marrow Transplantation (ASBMT) do not recommend private storage, except in very limited instances. Further, we believe that the medical community is currently supportive of public cord blood donation and the national cord blood registry that is administered by the National Marrow Donor Program. For these reasons, a significant number of patients may choose to use to donate their cord blood to the national, public cord registry instead of privately banking cord blood. The medical community could also issue stronger recommendations and opinions that favor the use of the national registry. Therefore, the existence and proliferation of the national registry may adversely affect our business.

The market for services related to the preservation and expansion of stem cells has become increasingly competitive. Our competitors may have greater resources or capabilities or better technologies than do we, or may succeed in developing better service than do we and we may not be successful in competing with them.

The biotechnology and life science industries are highly competitive. They include multinational biotechnology and life science, pharmaceutical and chemical companies, academic and scientific institutions, governmental agencies, and public and private research organizations. Many of these companies or entities have significantly greater financial and technical resources and production and marketing capabilities than do we. The biotechnology and life science industries are characterized by extensive research and development, and rapid technological progress. Competitors may successfully develop services or products superior or less expensive than cell therapy services or products, rendering our services less valuable or marketable.

Historically, we have faced competition from other established operators of stem cell preservation businesses and providers of stem cell storage services. Today, there is an established and growing market for cord blood stem cell banking. We are also aware of another company with established stem cell banking services that processes and stores stem cells collected from adipose, or fat, tissue. This type of stem cell banking requires harvesting fat by a liposuction procedure. Embryonic stem cells represent yet another alternative to adult stem cells. As techniques for expanding stem cells improve, thereby allowing therapeutic doses, the use of embryonic stem cells and other collection techniques of adult stem cells could increase and compete with our services. Finally, we are aware that other technologies are being developed to turn skin cells into cells that behave like embryonic stem cells or to harvest stem cells from the pulp of baby teeth. While these and other approaches remain in early stages of development, they may one day be competitive.

In addition, competitor cord blood banks, such as ViaCord or LifebankUSA, easily could enter the field of adult stem cell collection because of their pre-existing processing labs, storage facilities and customer lists. We estimate that there are approximately 53 cord blood banks in the U.S., approximately 33 of which are autologous, meaning that the donor and recipient are the same, and approximately 20 of which are allogeneic, meaning that the donor and recipient are not the same. Hospitals that have transplant centers to serve patients may elect to provide some or all of the services that we provide. We estimate that there are approximately 168 hospitals in the U.S. with stem cell transplant centers. These competitors may have better experience and greater financial, marketing, technical and research resources, name recognition, and market presence than we do. In addition, other established companies may enter our markets and compete with us. There can be no assurance that we will be able to compete successfully.

The private umbilical cord banking business is a relatively new, highly competitive, and evolving field. DomaniCell competes with companies such as ViaCell, Inc., a subsidiary of the Perkin-Elmer Corporation, CBR Systems, Cryo-Cell International, Inc., CorCell, Inc., a subsidiary of Cord Blood America Inc., and LifeBank USA, a division of Celgene Cellular Therapeutics, a wholly owned subsidiary of Celgene Corporation. Any of these companies may choose to invest more in sales, marketing, and research and product development than DomaniCell.

DomaniCell will also have to compete with the national, public cord blood banking program, which has the support of the medical community and which receives federal funding. In this regard, DomaniCell also competes with public cord blood banks such as the New York Blood Center (National Cord Blood Program), University of Colorado Cord Blood Bank, Milan Cord Blood Bank, Dusseldorf Cord Blood Bank, and other public cord blood banks around the world. Public cord blood banks provide families with the option of donating their cord blood for public use at no cost. The Stem Cell Therapeutic Act provides financing for a national system of public cord blood banks in the United States to encourage cord blood donations from an ethnically diverse population. In addition, many states are evaluating the feasibility of establishing cord blood repositories for transplantation purposes. An increase in the number and diversity of publicly available cord blood units from public banks would increase the probability of finding suitably matched cells for a family member, which may result in a decrease in the demand for private cord blood banking. If the science of human leukocyte antigens, or HLA, typing advances, then unrelated cord blood transplantation may become safer and more efficacious, similarly reducing the clinical advantage of related cord blood transplantation. Such events could negatively affect our business and revenues.

Ethical and other concerns surrounding the use of stem cell therapy may negatively impact the public perception of our stem cell services, thereby suppressing demand for our services.

Although our stem cell business pertains to adult stem cells only, and does not involve the more controversial use of embryonic stem cells, the use of adult human stem cells for therapy could give rise to similar ethical, legal and social issues as those associated with embryonic stem cells, which could adversely affect its acceptance by consumers and medical practitioners. Additionally, it is possible that our business could be negatively impacted by any stigma associated with the use of embryonic stem cells if the public fails to appreciate the distinction between adult and embryonic stem cells. Delays in achieving public acceptance may materially and adversely affect the results of our operations and profitability.

Building market acceptance of our U.S. autologous adult stem cell collection, processing and storage services, may be more costly and take longer than we expect.

The success of our U.S. autologous adult stem cell business depends on continuing and growing market acceptance of our collection, processing and storage services as well as stem cell therapy generally. Increasing the awareness and demand for our services requires expenditures for marketing and education of consumers and medical practitioners who, under present law, must order stem cell collection and treatment on behalf of a potential customer. The time and expense required to educate and to build awareness of our services and their potential benefits, and about stem cell therapy in general, could significantly delay market acceptance and our ultimate profitability. The successful commercialization of our services will also require that we satisfactorily address the concerns of medical practitioners in order to avoid resistance to recommendations for our services and ultimately reach our potential consumers. No assurances can be given that our business plan and marketing efforts will be successful, that we will be able to commercialize our services, or that there will be market or clinical acceptance of our services by potential customers or physicians, respectively, sufficient to generate any material revenues for us. To date, only a minimal number of collections have been performed at the collection centers in our network.

Technologies for the treatment of cancer and other diseases and processes used by us are subject to rapid change, and the development of treatment strategies that are more effective than our products and services could render our services obsolete. Given our focus on the field of cell therapy, such obsolescence could jeopardize our success or future results.

Our activities involve treatment modalities and protocols influenced by advancements in technology. Various methods for treating cancer and other diseases, of which cell therapy is but only one, currently are, and in the future may be expected to be, the subject of extensive research and development. There is no assurance that cell therapies will achieve the degree of success envisioned by us in the treatment of cancer and other diseases. Nor is there any assurance that new technological improvements and techniques will not render processes currently used by us obsolete. In addition, the successful development and acceptance of any one or more alternative forms of treatment could render the need for our services obsolete. We are focused on cell therapy, and if this field is substantially unsuccessful, this could jeopardize our success or future results.

There is a scarcity of experienced professionals in the field of cell therapy and we may not be able to retain key officers or employees or hire new key officers or employees needed to implement our business strategy and develop our products and businesses. If we are unable to retain or hire key officers or employees, we may be unable to continue to grow this business or to implement our business strategy, and our business may be materially and adversely affected.

Given the specialized nature of cell therapy and the fact that it is a young field, there is an inherent scarcity of experienced personnel in the field. The Company is substantially dependent on the skills and efforts of current senior management for their management and operations, as well as for the implementation of their business strategy. As a result of the difficulty in locating qualified new management, the loss or incapacity of existing members of management or unavailability of qualified management or as replacements for management who resign or are terminated could adversely affect the Company’s operations. The future success of the Company also depends upon our ability to attract and retain additional qualified personnel (including medical, scientific, technical, commercial, business and administrative personnel) necessary to support our anticipated growth, develop our business, perform contractual obligations under our University of Louisville and other license agreements and maintain appropriate licensure, on acceptable terms. There can be no assurance that we will be successful in attracting or retaining personnel required by us to continue and grow our operations. The loss of a key employee, the failure of a key employee to perform in his or her current position or our inability to attract and retain skilled employees, as needed, could result in our inability of to continue to grow our business or to implement our business strategy, or may have a material adverse effect on our business, financial condition and operating results.

Current cell therapy products have a limited biologic shelf life as a result of which there are constraints on transit times between the time stem cells are extracted from a patient and the time that a processed product leaves our facility and arrives for re-infusion in the patient. Thus, our current business model has to assume that, in order to effectively provide many of our services in a market, we need to have a suitable facility that can provide timely service in such market. This could add significantly to our capital requirements and be a limiting factor on our future growth and profitability.

Current cell therapy products have a limited shelf life, in certain instances limited to less than 12 hours. Thus, there are constraints on transit times between the time the cell product is extracted from a patient and the product arrives at one of our facilities for processing, as well as constraints on the time that a processed product leaves our facility and arrives for re-infusion in the patient. Therefore, cell therapy facilities need to be located in major population centers in which patients of the cell therapy products are likely to be located and within close proximity of major airports from which they can be timely delivered. Building new facilities requires significant commitments of time and capital, which we may not have available in a timely manner. Even if such new facilities are established, there may be challenges to ensuring that they are compliant with cGMP, other FDA requirements, and/or applicable state or local regulatory requirements. We cannot be certain that we would be able to recoup the costs of establishing a facility and attaining regulatory compliances in a given market. Thus, the limited biologic shelf life of cell therapy products is a hindrance on the rate at which we can expand our cell processing and manufacturing services into new geographic markets and requires significant capital risk by us, which we may or may not be able to recover.

Commercially available transportation systems are not set up for shipment of biological or other perishable goods and will not be able to meet the demands of the emerging cell therapy market. To succeed, the large-scale commercialization of cell therapy products will need to overcome the present weaknesses of the major air carriers.

Weaknesses in our existing transportation carriers include the lack of a true point-to-point chain of control, non-controlled X-ray and inspection, no guarantee of package orientation, handling or storage conditions and in many cases no standard, documented and tracked operating procedures. While reliable ground carriers with experience in the transport of blood products already exist in major metropolitan areas of the country, air carriers meeting such needs are limited. We evaluated the major domestic express carriers, and concluded that even their highest-level services are inadequate to meet the sector’s needs. However, we identified and validated only one specialty air carrier as a transportation partner, which specializes in shipping medical products, including whole blood and blood products, tissue for transplantation, and diagnostic specimens. There are presently few alternative sources for the safe transportation of cell therapy products. If this carrier should cease its medical shipping operations or otherwise be unable to properly meet our transportation needs, the lack of access to safe and effective transportation options could adversely affect our business.

Failure of the PCT Merger to achieve potential benefits could harm the business and operating results of the Company.

We expect that the combination of the respective businesses of PCT and NeoStem will result in potential benefits for our Company. Achieving these potential benefits will depend on a number of factors, some of which include:

•	retention of key management, marketing and technical personnel;

•	the ability of the Company to increase its customer base and to increase the sales of products and services; and

•	competitive conditions in the industry surrounding the collection, processing, and storage of stem cells.

The failure to achieve anticipated benefits could harm the business, financial condition and operating results of the Company.

We may experience difficulties in integrating PCT’s business and could fail to realize the potential benefits of the PCT Merger.

Achieving the anticipated benefits of the PCT Merger will depend in part upon whether we are able to integrate PCT’s business in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the two companies’ businesses could include, among other things:

•	the fact that the two companies are geographically separate organizations, with possible differences in corporate cultures and management philosophies;

•	the significant demands that will be placed on management resources, which may distract management’s attention from day-to-day business operations;

•
differences in the disclosure systems, accounting systems, and accounting controls and procedures of the two companies, which may interfere with our ability to make timely and accurate public disclosure; and

•	the demand of managing new locations and new lines of business acquired in the PCT Merger.

Any inability to realize the potential benefits of the PCT Merger, as well as any delay in successfully integrating the two companies, could have an adverse effect upon the Company’s revenues, level of expenses and operating results, which could adversely affect the value of our Common Stock.

If the market for the Company’s products and/or technology does not experience significant growth or if the Company’s products and/or technology do not achieve broad acceptance, the Company’s operations will suffer.

We cannot accurately predict the future growth rate or the size of the market for the Company’s products and technology. The expansion of this market depends on a number of factors, such as:

•	the cost, performance and reliability of the Company’s products/technologies, and the products/technologies offered by competitors;

•	customers’ perceptions regarding the benefits of the Company’s products and technologies;

•	public perceptions regarding the use of the Company’s products and technologies;

•	customers’ satisfaction with the products and technologies; and

•	marketing efforts and publicity regarding the products and technologies.

Our success in developing future therapeutics will depend in part on establishing and maintaining effective strategic partnerships and collaborations, which may impose restrictions on our business and subject us to additional regulation.

A key aspect of our business strategy is to establish strategic relationships in order to gain access to critical supplies, to expand or complement our research and development or commercialization capabilities, and to reduce the cost of research and development. There can be no assurance that we will enter into such relationships, that the arrangements will be on favorable terms or that such relationships will be successful. If any of our research partners terminate their relationship with us or fail to perform their obligations in a timely manner, our research and development activities or commercialization of our services may be substantially impaired or delayed.

Relationships with licensed professionals such as physicians may be subject to state and federal laws restricting the referral of business, prohibiting certain payments to physicians, or otherwise limiting such collaborations. If our services become approved for reimbursement by government or private insurers, we could be subject to additional regulation and perhaps additional limitations on our ability to structure relationships with physicians. Additionally, state regulators may impose restrictions on the business activities and relationships of licensed physicians or other licensed professionals. For example, many states restrict or prohibit the employment of licensed physicians by for-profit corporations, or the “corporate practice of medicine.” If we fail to structure our relationships with physicians in accordance with applicable laws or other regulatory requirements, it could have a material adverse effect on our business. Even if we do enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms.

We are dependent on relationships with third parties to conduct our business.

Apheresis is the process through which stem cells are extracted from a patient’s whole blood and it is an integral part of our collection process. Our adult stem cell collection process involves the injection of a “mobilizing agent” which causes the stem cells to migrate from the bone marrow into the blood stream. The injection of this mobilizing agent is an integral part of the collection process. There is currently only one supplier of this mobilizing agent, called Neupogen®. Although we continue to explore alternative mobilizing agents and methods of stem cell collection, there can be no assurance that any alternative mobilizing agents will be available or alternative methods will prove to be successful. In the event that our supplier is unable or unwilling to continue to supply the mobilizing agent to us on commercially reasonable terms, and we are unable to identify alternative methods or find substitute suppliers on commercially reasonable terms, we may not be able to successfully commercialize our business. In addition, we are currently using only two outside apheresis providers. Although other third parties, including the centers themselves, subject to appropriate licensure as well as our Cambridge facility, are capable of providing apheresis services, any disruption in the provision of this service would cause a delay in the delivery of our services. Our failure to maintain relationships with these third parties or the failure of such parties to provide quality contracted services would have a material adverse impact on our business.

We have a limited marketing staff and budget.

The degree of market acceptance of our products and services depends upon a number of factors, including the strength of our sales and marketing support. If our marketing is not effective, our ability to generate revenues could be significantly impaired. Due to capital constraints, our marketing and sales activities have been somewhat limited and thus we may not be able to make our services known to a sufficient number of potential customers and partners. Limitations in our marketing and sales activities, and the failure to attract enough customers, will affect our ability to operate profitably.

There is significant uncertainty about the validity and permissible scope of patents in the biotechnological industry and we may not be able to obtain patent protection.

We own or hold exclusive rights to one U.S. patent, and thirteen U.S. patent applications, and own or hold exclusive rights in certain countries to twenty-three foreign patent applications related to our products and technologies. Given the nature of our therapeutic programs, our patent applications cover certain methods of isolating, storing and using stem cells, including very small embryonic stem cells. There can be no assurance that the patent applications to which we hold rights will result in the issuance of patents, or that any patents issued or licensed to us will not be challenged and held to be invalid or of a scope of coverage that is different from what we believe the patent’s scope to be. Our success will depend, in part, on whether we can: obtain patents to protect our own products and technologies; obtain licenses to use the technologies of third parties if necessary, which may be protected by patents; and protect our trade secrets and know-how. Our inability to obtain and rely upon patents essential to our business may have a material adverse effect on our business, operating results and financial condition.

We may be unable to protect our intellectual property from infringement by third parties.

Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property. Our competitors may also independently develop similar technology, duplicate our processes or services or design around our intellectual property rights. We may have to litigate to enforce and protect our intellectual property rights to determine their scope, validity or enforceability. Intellectual property litigation is costly, time-consuming, diverts the attention of management and technical personnel and could result in substantial uncertainty regarding our future viability. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection would limit our ability to develop or market our services in the future. This would also likely have an adverse effect on the revenues generated by any sale or license of such intellectual property. Furthermore, any public announcements related to such litigation or regulatory proceedings could adversely affect the price of our Common Stock.

Third parties may claim that we infringe on their intellectual property.

We may be subject to costly litigation in the event our technology is claimed to infringe upon the proprietary rights of others. Third parties may have, or may eventually be issued, patents that would be infringed by our technology. Any of these third parties could make a claim of infringement against us with respect to our technology. We may also be subject to claims by third parties for breach of copyright, trademark or license usage rights. Litigation and patent interference proceedings could result in substantial expense to us and significant diversion of efforts by our technical and management personnel. An adverse determination in any such proceeding or in patent litigation could subject us to significant liabilities to third parties or require us to seek licenses from third parties. Such licenses may not be available on acceptable terms or at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from commercializing our products, which would have a material adverse affect on our business, operating results and financial condition.

We may be unable to maintain our licenses, patents or other intellectual property and could lose important protections that are material to continuing our operations and growth and our ability to achieve profitability.

Our license agreement with the University of Louisville and other license agreements require us to pay license fees, royalties and milestone payments and fees for patent filings and applications. Obtaining and maintaining patent protection and licensing rights also depends, in part, on our ability to pay the applicable filing and maintenance fees. Our failure to meet financial obligations under our license agreements in a timely manner or our non-payment or delay in payment of our patent fees, could result in the loss of some or all of our rights to proprietary technology or the inability to secure or enforce intellectual property protection. Additionally, our license agreements require us to meet certain diligence obligations in the development of the licensed products. Our failure to meet these diligence obligations under our license agreements could result in the loss of some or all of our rights under the license agreements. The loss of any or all of our intellectual property rights could materially limit our ability to develop and/or market our services, which would materially and adversely affect our business, operating results and financial condition.

Our inability to obtain reimbursement for our therapies from private or governmental insurers, could negatively impact demand for our services.

Successful sales of health care services and products generally depends, in part, upon the availability and amounts of reimbursement from third party healthcare payor organizations, including government agencies, private healthcare insurers and other healthcare payors, such as health maintenance organizations and self-insured employee plans. Uncertainty exists as to the availability of reimbursement for new therapies such as stem cell-based therapies. There can be no assurance that such reimbursement will be available in the future at all or without substantial delay or, if such reimbursement is provided, that the approved reimbursement amounts will be sufficient to support demand for our services at a level that will be profitable.

We may be subject to significant product liability claims and litigation.

Our business exposes us to potential product liability risks inherent in the testing, processing and marketing of cell therapy products. Such liability claims may be expensive to defend and result in large judgments against us. We presently have product liability insurance limited to $10 million per incident and $10 million in annual aggregate. We also maintain errors and omissions, directors and officers, workers’ compensation and other insurance appropriate to our business activities. If we were to be subject to a claim in excess of this coverage or to a claim not covered by our insurance and the claim succeeded, we would be required to pay the claim from our own limited resources, which could have a material adverse effect on our financial condition, results of operations and business. Additionally, liability or alleged liability could harm our business by diverting the attention and resources of our management and damaging our reputation and that of our subsidiaries.

Risks Related to Doing Business in China

Our operations are subject to risks associated with emerging markets.

The Chinese economy is not well established and is only recently emerging and growing as a significant market for consumer goods and services. Accordingly, there is no assurance that the market will continue to grow. Perceived risks associated with investing in China, or a general disruption in the development of China’s markets could materially and adversely affect the business, operating results and financial condition of Erye and us.

A significant portion of our assets is located in the PRC, and investors may not be able to enforce federal securities laws or their other legal rights.

A substantial portion of our assets is located in the PRC. As a result, it may be difficult for investors in the U.S. to enforce their legal rights, to effect service of process upon certain of our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties against our directors and officers located outside of the U.S.

The PRC government has the ability to exercise significant influence and control over our operations in China.

In recent years, the PRC government has implemented measures for economic reform, the reduction of state ownership of productive assets and the establishment of corporate governance practices in business enterprises. However, many productive assets in China are still owned by the PRC government. In addition, the government continues to play a significant role in regulating industrial development by imposing business regulations. It also exercises significant control over the country’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

There can be no assurance that China’s economic, political or legal systems will not develop in a way that becomes detrimental to our business, results of operations and financial condition. Our activities may be materially and adversely affected by changes in China’s economic and social conditions and by changes in the policies of the government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Additional factors that we may experience in connection with having operations in China that may adversely affect our business and results of operations include:

•	our inability to enforce or obtain a remedy under any material agreements;

•	PRC restrictions on foreign investment that could impair our ability to conduct our business or acquire or contract with other entities in the future;

•	restrictions on currency exchange that may limit our ability to use cash flow most effectively or to repatriate our investment;

•	fluctuations in currency values;

•	cultural, language and managerial differences that may reduce our overall performance; and

•	political instability in China.

Cultural, language and managerial differences may adversely affect our overall performance.

While Chinese merger and acquisition activity is increasing in frequency, assimilating cultural, language and managerial differences remains problematic. Personnel issues may develop as we endeavor to consolidate management teams from different cultural backgrounds. In addition, errors arising through language translations may cause miscommunications relating to material information. These factors may make the management of our operations in China more difficult. Should we be unable to coordinate the efforts of our U.S.-based management team with our China-based management team, our business, operating results and financial condition could be materially and adversely affected.

We may not be able to enforce our rights in China.

China’s legal and judicial system may negatively impact foreign investors. The legal system in China is evolving rapidly, and enforcement of laws is inconsistent. It may be impossible to obtain swift and equitable enforcement of laws or enforcement of the judgment of one court by a court of another jurisdiction. China’s legal system is based on civil law or written statutes and a decision by one judge does not set a legal precedent that must be followed by judges in other cases. In addition, the interpretation of Chinese laws may vary to reflect domestic political changes.

There are substantial uncertainties regarding the interpretation and application to our business of PRC laws and regulations, since many of the rules and regulations that companies face in China are not made public. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that apply to future businesses may be applied retroactively to existing businesses. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws of China are likely to govern many of our material agreements, including, without limitation the Joint Venture Agreement. We cannot assure you that we will be able to enforce our interests or our material agreements or that expected remedies will be available. The inability to enforce or obtain a remedy under any of our future agreements may have a material adverse impact on our operations.

Our businesses in China are subject to government regulation that limit or prohibit direct foreign investment, limiting our ability to control these businesses, as well as our ability to pursue new ventures and expand further into the Chinese market.

The PRC government has imposed regulations in various industries, including medical research and the stem cell business, that limit foreign investors’ equity ownership or prohibit foreign investments altogether in companies that operate in such industries. As a result, our ability to control our existing China-based businesses as well as pursue new ventures and expand further into the Chinese market may be limited.

If new laws or regulations or policies forbid foreign investment in industries in which we want to expand or complete a business combination, they could severely impair our ability to grow our business. Additionally, if the relevant Chinese authorities find us or such business combination to be in violation of any laws or regulations, they would have broad discretion in dealing with such violation, including, without limitation: (i) levying fines; (ii) revoking our business and other licenses; (iii) requiring that we restructure our ownership or operations; and (iv) requiring that we discontinue any portion or all of our business. Accordingly, any of these regulations or violations could have a material adverse effect on our business, operating results and financial condition.

The import into China or export from China of technology relating to stem cell therapy may be prohibited or restricted.

The Chinese Ministry of Commerce, or MOFCOM, and Ministry of Science and Technology of China, or MOST, jointly publish the Catalogue of Technologies the Export of which from China is Prohibited or Restricted, and the Catalogue of Technologies the Import of which into China Prohibited or Restricted. Stem cell-related technologies are not listed in the current versions of these catalogues, and therefore their import or export should not be forbidden or require the approval of MOFCOM and MOST. However, these catalogues are subject to revision and, as the PRC authorities develop policies concerning stem cell technologies, it is possible that the categories would be amended or updated should the PRC government want to regulate the export or import of stem cell related technologies to protect material state interests or for other reasons. Should the catalogues be updated so as to bring any activities of the planned stem cell processing, storage and manufacturing operation in Beijing and related research and development activities under their purview, any such limitations or restrictions imposed on the operations and related activities could materially and adversely affect our business, financial condition and results of operations.

The PRC government does not permit direct foreign investment in stem cell research and development businesses. Accordingly, we operate these businesses through local companies with which we have contractual relationships but in which we do not have controlling equity ownership.

PRC regulations prevent foreign companies from directly engaging in stem cell-related research, development and commercial applications in China. Therefore, to perform these activities, we operate our current stem cell-related business in China through two domestic variable interest entities, or VIEs: Qingdao Neo Bio-Technology Ltd., or Neo Bio-Technology, and Beijing Ruijieao Bio-Technology Ltd., or Beijing Ruijieao, each a Chinese domestic company controlled by the Chinese employees of NeoStem (China), Inc., our wholly foreign-owned entity, or the WFOE, through various business agreements, referred to, collectively, as the VIE documents. We control these companies and operate these businesses through contractual arrangements with the companies and their individual owners, but we have no direct equity ownership or control over these companies. Our contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, the VIEs could fail to take actions required for our business or fail to conduct business in the manner we desire despite their contractual obligation to do so. These companies are able to transact business with parties not affiliated with us. If these companies fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot be certain that the individual equity owners of the VIEs would always act in our best interests, especially if they have no other relationship with us.

Although other foreign companies have used WFOEs and VIE structures similar to ours and such arrangements are not uncommon in connection with business operations of foreign companies in China in industry sectors in which foreign direct investments are limited or prohibited, the application of a VIE structure to control companies in a sector in which foreign direct investment is specifically prohibited carries increased risks.

For example, if our structure is deemed in violation of PRC law, the PRC government could revoke the business license of the WFOE, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our business, corporate structure or operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us. We may also encounter difficulties in enforcing related contracts. Any of these events could materially and adversely affect our business, operating results and financial condition.

Due to the relationship between the WFOE and the VIEs, the PRC tax authorities may challenge our VIE structure, including the transfer prices used for related party transactions among our entities in China.

Substantially all profits generated from the VIEs will be paid to the WFOE in China through related party transactions under contractual agreements. We believe that the terms of these contractual agreements are in compliance with the laws in China. However, the tax authorities in China have not examined these contractual agreements. Due to the uncertainties surrounding the interpretation of the transfer pricing rules relating to related party transactions in China, it is possible that the tax authorities in China could challenge the transfer prices that we will use for related party transactions among our entities in China and this could increase our tax liabilities and diminish the profitability of our business in China, which would materially and adversely affect our operating results and financial condition.

We expect to rely, in part, on dividends paid by our WFOE and/or Erye to supply cash flow for our U.S. business, and statutory or contractual restrictions may limit their ability to pay dividends to us.

We expect to rely partly on dividends paid to us by the WFOE under the contracts with the VIEs, and under the Joint Venture Agreement, attributable to our 51% ownership interest in Erye, to meet our future cash needs. However, there can be no assurance that the WFOE in China will receive payments uninterrupted or at all as arranged under the contracts with the VIEs. In addition, pursuant to the Joint Venture Agreement that governs the ownership and management of Erye, for 2010 and approximately the next two years: (i) 49% of undistributed profits (after tax) will be distributed to EET and loaned back to Erye for use in connection with its construction of the new Erye facility; (ii) 45% of the net profit after tax will be provided to Erye as part of the new facility construction fund, which will be characterized as paid-in capital for our 51% interest in Erye; and (iii) only 6% of the net profit will be distributed to us directly for our operating expenses.

The payment of dividends by entities organized under PRC law to non-PRC entities is subject to limitations. Regulations in the PRC currently permit payment of dividends by our WFOE and Erye only out of accumulated distributable earnings, if any, as determined in accordance with accounting standards and regulations in China. Moreover, our WFOE and Erye are required to appropriate from PRC GAAP profit after tax to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits (i.e., 50% of the registered capital of relevant company), the general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other funds are at the discretion of WFOE and Erye. In addition, if Erye incurs additional debt on its own behalf to finance the building of the new facility in the future, the instruments governing the debt may restrict Erye’s or the joint venture’s ability to pay dividends or make other distributions to us. This may diminish the cash flow we receive from Erye’s operations, which would have a material adverse effect on our business, operating results and financial condition.

Restrictions on currency exchange may limit our ability to utilize our cash flow effectively.

Our interests in China will be subject to China’s rules and regulations on currency conversion. In particular, the initial capitalization and operating expenses of the two VIEs are funded by our WFOE. In China, the State Administration for Foreign Exchange, or the SAFE, regulates the conversion of the Chinese Renminbi into foreign currencies and the conversion of foreign currencies into Chinese Renminbi. Currently, foreign investment enterprises are required to apply to the SAFE for Foreign Exchange Registration Certificates, or IC Cards of Enterprises with Foreign Investment. Foreign investment enterprises holding such registration certificates, which must be renewed annually, are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investments, loans, and securities, require approval of the SAFE. According to the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises promulgated on August 29, 2008, or the SAFE Notice 142, to apply to a bank for settlement of foreign currency capital, a foreign invested enterprise shall submit the documents certifying the uses of the RMB funds from the settlement of foreign currency capital and a detailed checklist on use of the RMB funds from the last settlement of foreign currency capital. It is stipulated that only if the funds for the settlement of foreign currency capital are of an amount not more than US$50,000 and are to be used for enterprise reserve, the above documents may be exempted by the bank. This SAFE Notice 142, along with the recent practice of Chinese banks of restricting foreign currency conversion for fear of “hot money” going into China, have limited and may continue to limit our ability to channel funds to the two VIE entities for their operation. We are exploring options with our PRC counsels and banking institutions in China as to acceptable methods of funding the operation of the two VIEs, including advances from Erye, but there can be no assurance that acceptable funding alternatives will be identified. Further, even if we find an acceptable funding alternative, there can be no assurance that the PRC regulatory authorities will not impose further restrictions on the convertibility of the Chinese currency. Future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our stockholders or to fund operations we may have outside of China, which could materially adversely affect our business and operating results.

Fluctuations in the value of the Renminbi relative to the U.S. dollar could affect our operating results.

We prepare our financial statements in U.S. dollars, while our underlying businesses operate in two currencies, U.S. dollars and Chinese Renminbi. It is anticipated that our Chinese operations will conduct their operations primarily in Renminbi and our U.S. operations will conduct their operations in dollars. At the present time, we do not expect to have significant cross currency transactions that will be at risk to foreign currency exchange rates. Nevertheless, the conversion of financial information using a functional currency of Renminbi will be subject to risks related to foreign currency exchange rate fluctuations. The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and supply and demand in local markets. As we have significant operations in China, and will rely principally on revenues earned in China, any significant revaluation of the Renminbi could materially and adversely affect our financial results. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

Beginning in July of 2005, the PRC government changed its policy of pegging the value of Renminbi to the U.S. dollar. Under the new policy, the value of the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. However, the Chinese government has come under increasing U.S. and international pressure to revalue the Renminbi or to permit it to trade in a wider band, which many observers believe would lead to substantial appreciation of the Renminbi against the U.S. dollar and other major currencies. There can be no assurance that Renminbi will be stable against the U.S. dollar. On June 19, 2010 the central bank of China announced that it will gradually modify its monetary policy and make the Renminbi’s exchange rate more flexible and allow the Renminbi to appreciate in value in line with its economic strength.

If China imposes economic restrictions to reduce inflation, future economic growth in China could be severely curtailed, reducing the profitability of our operations in China.

Rapid economic growth can lead to growth in the supply of money and rising inflation. If prices for any products or services in China are unable, for any reason, to increase at a rate that is sufficient to compensate for any increase in the costs of supplies, materials or labor, it may have an adverse effect on the profitability of Erye and our stem cell activities in China would be adversely affected. In order to control inflation in the past, China has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending and could adopt additional measures to further combat inflation. Such measures could harm the economy generally and hurt our business by (i) limiting the income of our customers available to spend on our products and services, (ii) forcing us to lower our profit margins, and (iii) limiting our ability to obtain credit or other financing to pursue our expansion plans or maintain our business. We cannot predict with any certainty the degree to which our business will be adversely affected by slower economic growth in China.

Erye’s manufacturing operations in China may be adversely affected by changes in PRC government policies regarding ownership of assets and allocation of resources to various industries and companies.

While the PRC government has implemented economic and market reforms, a substantial portion of productive assets in China are still owned by the PRC government. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Should the PRC government change its policies regarding economic growth and private ownership of manufacturing and other assets of Erye, we may be unable to execute our business plan, we may lose rights to certain business assets and our business, operating results and financial condition may be materially harmed.

If there are any adverse public health developments in China, our business and operations may be disrupted and medical tourism in China may decline, which could delay the launch of our stem cell therapies in China.

Any prolonged occurrence of avian flu, severe acute respiratory syndrome, or SARS, or other adverse public health developments in China or other regions where we operate could disrupt our business and have a material adverse effect on our business and operating results. These could include the ability of our personnel to travel or to promote our services within China or in other regions where we operate, as well as temporary closure of our facilities.

Any closures or travel or other operational restrictions would severely disrupt our business operations and adversely affect our results of operations.

If the anticipated growth of medical tourism in China does not occur, or if fewer people travel abroad for the purpose of cosmetic or medical therapies for any reason, including limitations imposed by governmental authorities, we may not achieve our revenue and profit expectations.

One part of our business plan involves launching innovative, safe, and effective cell therapies in China that have not yet been approved in the U.S., to generate sales revenues in advance of obtaining U.S. regulatory approvals. Different countries have different regulatory requirements and pathways resulting in the availability of therapeutics in one market prior to another. This phenomenon has led to the growth of an industry called “medical tourism” where patients travel to foreign locations and receive treatments that have not yet been approved in their home countries.

If the anticipated growth of medical tourism in China does not occur, or if fewer people travel abroad for the purpose of cosmetic or medical therapies for any reason, including limitations imposed by governmental authorities, we may not achieve our revenue and profit expectations. Any setbacks to the implementation of our business plan could materially and adversely affect our business, operating results and financial condition.

China is a developing nation governed by a one-party communist government and susceptible to political, economic, and social upheaval that could disrupt the economy.

China is a developing country governed by a one-party government. China is also a country with an extremely large population, wide income gaps between rich and poor and between urban and rural residents, minority ethnic and religious populations, and growing access to information about the different social, economic, and political systems found in other countries. China has also experienced extremely rapid economic growth over the last decade, and its legal and regulatory systems have had to change rapidly to accommodate this growth. If China experiences political or economic upheaval, labor disruptions or other organized protests, nationalization of private businesses, civil strife, strikes, acts of war and insurrections, this may disrupt China’s economy and could materially and adversely affect our financial performance.

If political relations between China and the U.S. deteriorate, our business in China may be materially and adversely affected.

The relationship between China and the U.S. is subject to periodic tension. Relations may also be compromised if the U.S. becomes a more active advocate of Taiwan or if either government pressures the other regarding its monetary, economic or social policies. Changes in political conditions in China and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or financial condition. In addition, because of our involvement in the Chinese market, any deterioration in political relations might cause a public perception in the U.S. or elsewhere that might cause the goods or services we may offer to become less attractive. If any of these events were to occur, it could materially and adversely affect our business, operating results and financial condition.

China’s State Food and Drug Administration’s regulations may limit our ability to develop, license, manufacture and market our products and services.

Some or all of our operations in China will be subject to oversight and regulation by the PRC’s State Food and Drug Administration (“SFDA”). Government regulations, among other things, cover the inspection of and controls over testing, manufacturing, safety and environmental considerations, efficacy, labeling, advertising, promotion, record keeping and sale and distribution of pharmaceutical products. Such government regulations may increase our costs and prevent or delay the licensing, manufacturing and marketing of any of our products or services. In the event we seek to license, manufacture, sell or distribute new products or services, we likely will need approvals from certain government agencies such as the SFDA. The future growth and profitability of any operations in China would be contingent on obtaining the requisite approvals. There can be no assurance that we will obtain such approvals.

In 2004, the SFDA implemented new guidelines for the licensing of pharmaceutical products. All existing manufacturers with licenses were required to apply for the Good Manufacturing Practices, or cGMP, certifications. Erye has received the requisite certifications. However, should Erye fail to maintain its cGMP certifications or fail to obtain cGMP and other certifications for its new production facilities, this would have a material adverse effect on Erye’s and our business, results of operations and financial condition.

In addition, delays, product recalls or failures to receive approval may be encountered based upon additional government regulation, legislative changes, administrative action or changes in governmental policy and interpretation applicable to the Chinese pharmaceutical industry. Our pharmaceutical activities also may subject us to government regulations with respect to product prices and other marketing and promotional related activities. Government regulations may substantially increase our costs for developing, licensing, manufacturing and marketing any products or services, which could have a material adverse effect on our business, operating results and financial condition.

The SFDA and other regulatory authorities in China have implemented a series of new punitive and stringent measures regarding the pharmaceuticals industry to redress certain past misconducts in the industry and certain deficiencies in public health reform policies. Given the nature and extent of such new enforcement measures, the aggressive manner in which such enforcement is being conducted and the fact that newly-constituted local level branches are encouraged to issue such punishments and fines, there is the possibility of large scale and significant penalties being levied on manufacturers. These new measures may include fines, restriction and suspension of operations and marketing and other unspecified penalties. This new regulatory environment has added significantly to the risks of our businesses in China and may have a material adverse effect on our business, operating results and financial condition.

Changes to PRC policies regarding drug pricing may have a material adverse effect on Erye’s and our results of operations and financial condition.

Erye’s financial performance is heavily dependent on government pricing policies and procedures, which are subject to change. The Rules on Introduction of Suzhou’s Local Enterprises Produced Drugs into Suzhou’s Local Medical Insurance Drugs Catalogue, which was promulgated in 2006, may soon cease to be effective. The cancellation of such Rules would reduce Erye’s sales and profits by an estimated $2 million and $1 million, respectively, calculated based on Erye’s sales and profits for 2010. On March 2, 2011, the National Development and Reform Commission issued price cuts for drugs covered by national medical insurance which greatly influences two of Erye’s drugs. It is anticipated that the price of Piperacillin Sodium Sulbactum Sodium will decrease by 50% and the price of Ligustrazine Phosphate will be cut by 75%. In 2010 Piperacillin Sodium Sulbactum Sodium accounted for approximately 3% of sales and Ligustrazine Phosphate accounted for approximately 2.5% of sales.

Erye’s production will be concentrated in two production lines and Erye will be operating in a new facility.

Erye has passed the government inspection by the SFDA to manufacture penicillin powder for injection and cephalosporin powder for injection at its new manufacturing facility which provides 50% greater manufacturing capacity than its existing plant. These two production lines accounted for over 90% of Erye’s product sales in 2009 and 2010. These two product lines are fully operational. These production lines, coupled with the approval of the lines earlier in 2010 for solvent crystallization sterile penicillin and freeze dried raw sterile penicillin, has allowed Erye to relocate over 90% of its 2010 sales to the new facility. Any interruptions in production with respect to those lines at the new facility will have a material adverse effect on Erye’s business and ours. There are inherent problems in commencing operations at any new production facility. If Erye encounters operational difficulties in commencing production at its new facility, it could have a material adverse effect on Erye’s business and ours.

As a result of Erye’s relocation to a new manufacturing facility, Erye may experience certain delays and disruptions in its manufacturing operations which could adversely affect our business.

Erye has built a new production facility for purposes of manufacturing its products and is in the process of relocating its manufacturing operations from its existing facility to the new facility. The new facility is expected to be fully operational in 2011. As a result of this relocation, Erye has and may continue to experience certain delays and disruptions in its manufacturing operations which may adversely impact our business.

In China, we may conduct research and development activities related to cell therapy in cooperation with a domestic Chinese company. If these activities are regarded by PRC government authorities as “human genetic resources research and development activities,” additional approvals by PRC government authorities will be required.

Our research and development activities in cell therapy in China may be conducted in cooperation with Beijing Ruijieao Biotechnology Ltd. Pursuant to the Interim Measures for the Administration of Human Genetic Resources, or the Measures, that took effect on June 10, 1998, China maintains a reporting and registration system on important pedigrees and genetic resources in specified regions. All entities and individuals involved in sampling, collecting, researching, developing, trading or exporting human genetic resources or taking such resources outside China must abide by the Measures. “Human genetic resources” refers to genetic materials such as human organs, tissues, cells, blood specimens, preparations or any type of recombinant DNA constructs, which contain human genome, genes or gene products as well as to the information related to such genetic materials.

It is possible that our research and development activities conducted by the Lab in cooperation with us in China may be regarded by PRC government authorities as human genetic resources research and development activities, and thus will be subject to approval by PRC government authorities. The sharing of patents or other corresponding intellectual property rights derived from such research and development operations is also subject to various restrictions and approval requirements established under the Measures.

With regard to the ownership of intellectual property rights derived from human genetic resources research and development, the Measures provide that the China-based research and development institution shall have priority access to information about the human genetic resources within China, particularly the important pedigrees and genetic resources in the specified regions and the relevant data, information and specimens and any transfer of such human genetic resources to other institutions shall be prohibited without obtaining corresponding approval from the Human Genetic Resource Administration Office of China, among other governmental authorities or agencies. No foreign collaborating institution or individual that has access to the above-mentioned information may publicize, publish, apply for patent rights or disclose it by any other means without obtaining government approval. In a collaborative research and development project involving human genetic resources of China between any Chinese and foreign institutions, intellectual property rights shall be allocated according to the following principles: (i) patent rights shall be jointly applied for by both parties and the resulting patent rights shall be owned by both parties if an achievement resulting from the collaboration is patentable; (ii) either party has the right to exploit such patent separately or jointly in its own country, subject to the terms of the collaboration; however, the transfer of such patent to any third party or authorizing any third party to implement such patent shall be carried out upon agreement of both parties, and the benefits obtained thereof shall be shared in accordance with their respective contributions; and (iii) the right of utilizing, transferring and sharing any other scientific achievement resulted from the collaboration shall be specified in the collaborative contract or agreement signed by both parties. Both parties are equally entitled to make use of the achievement which is not specified in the collaborative contract or agreement; however, the transfer of such achievement to any third party shall be carried out upon agreement of both parties, and the benefits obtained thereof shall be shared in accordance with their respective contributions.

If the research and development operations conducted by the Lab in cooperation with us in China are regarded by PRC government authorities as human genetic resources research and development activities, we may be required to obtain approval from PRC governmental authorities to continue such operations and the Measures may adversely affect our rights to intellectual property developed from such operations. Our inability to access intellectual property, or our inability to obtain required approvals on a timely basis, or at all, could materially and adversely affect our operations in China, and our operating results and financial condition.

Erye has lost certain preferential tax concessions, which will cause its tax liabilities to increase and profitability to decline.

The National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, or the EIT Law, that went into effect on January 1, 2008. Domestic-invested enterprises and foreign-invested entities now are subject to enterprise income tax at a uniform rate of 25% unless they qualify for limited exceptions. During the transition period for enterprises established before March 16, 2007, the tax rate is subject to a gradual increase which started in 2008 and will be equal to the new tax rate in 2011 or 2012. As a result, Erye has lost its preferential tax rates.

Because of the EIT Law, the tax liabilities of Erye have increased. Any future increase in the enterprise income tax rate applicable to Erye or other adverse tax treatments could increase Erye’s tax liabilities and reduce its net income, which could have a material adverse effect on Erye’s and our results of operations and financial condition.

Foreign-invested enterprises in China will be subject to city maintenance and construction tax and education expenses surtax starting from December 1, 2010.

According to relevant tax rules in China, foreign-invested enterprises (e.g., WFOE) were not subject to city maintenance and construction tax and education expenses surtax in the past; however, the State Council of PRC issued the Notice regarding Unifying Rules of City Maintenance and Construction Tax and Education Expenses Surtax Applicable to Foreign-invested Enterprises and Domestic Enterprises and Individuals (Guo Fa (2010) 35) on October 18, 2010, or the State Council Notice No. 35. According to the State Council Notice No. 35, starting from December 1, 2010, the Interim Measures on City Maintenance and Construction Tax promulgated by the State Council in the year of 1985 and the Interim Rules on Levying Education Expenses Surtax promulgated by the State Council in the year of 1986, and relevant rules, measures promulgated thereafter shall also apply to foreign-invested enterprises, foreign enterprises and foreign individuals. Accordingly, foreign-invested enterprises will be subject to city maintenance and construction tax and education expenses surtax starting from December 1, 2010 (Erye was already subject to such taxes). Both city maintenance and construction tax and education expense surtax are levied based on the value-added tax, consumer tax and business tax actually paid by the tax payer, depending on location of the tax payer, the tax rate of city maintenance and construction tax applicable could be 7%, 5% or 1%, and the tax rate of education expense surtax applicable is currently 3%.

Because of the State Council Notice No. 35, we expect that the tax liabilities of WFOE will increase, which could have a material adverse effect on our results of operations and financial condition.

Some of the laws and regulations governing our business in China are vague and subject to risks of interpretation.

Some of the PRC laws and regulations governing our business operations in China are vague and their official interpretation and enforcement may involve substantial uncertainty. These include, but are not limited to, laws and regulations governing our business and the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Despite their uncertainty, we will be required to comply.

New laws and regulations that affect existing and proposed businesses may be applied retroactively. Accordingly, the effectiveness of newly enacted laws, regulations or amendments may not be clear. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

In addition, pursuant to China’s Administrative Measures on the Foreign Investment in Commercial Sector, foreign enterprises are permitted to establish or invest in wholly foreign-owned enterprises or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China subject to the implementation of relevant regulations. However, no specific regulations in this regard have been promulgated to date, which creates uncertainty. If specific regulations are not promulgated, or if any promulgated regulations contain clauses that cause an adverse impact to our operations in China, then our business, operating results and financial condition could be materially and adversely affected.

The laws and regulations governing the therapeutic use of stem cells in China are evolving. New PRC laws and regulations may impose conditions or requirements with which could materially and adversely affect our business.

As the stem cell therapy industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the stem cell therapy industry. There is no way to predict the content or scope of future Chinese stem cell regulation. There can be no assurance that the PRC government authorities will not issue new laws or regulations that impose conditions or requirements with which we cannot comply. Noncompliance could materially and adversely affect our business, results of operations and financial condition.

We may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities if we or our PRC employees fail to comply with recent PRC regulations relating to employee stock options granted by offshore listed companies to PRC citizens.

On April 6, 2007, the SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company,” referred to as Circular 78. It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from the SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with the SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. The 2009 Non-U.S. Plan authorizes the grant of certain equity awards to our officers, directors and employees, some of whom are PRC citizens. Circular 78 may require our officers, directors and employees who receive option grants and are PRC citizens to register with the SAFE. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming. If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our officers, directors and employees through equity compensation would be hindered and our business operations may be adversely affected.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. There can be no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Under the EIT Law, we may be classified as a “resident enterprise” of the PRC, which could result in unfavorable tax consequences to us and to non-PRC stockholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification, other than for enterprises established outside of China whose main holding investor/s is/are enterprise/s established in China, is available; therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, the PRC could impose a 10% PRC tax on dividends we pay to our non-PRC stockholders and gains derived by our non-PRC stockholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities. In addition, we could be subject to a number of unfavorable PRC tax consequences, including: (a) we could be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations; and (b) although under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries through our sub-holding companies may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax. Any increase in the taxation of our PRC-based revenues could materially and adversely affect our business, operating results and financial condition.

Taxing authorities in the PRC may attempt to impose an enterprise income tax on the gain on the transfer of the ownership of the 51% ownership interest in Erye.

Transactions involving the merger of two non-PRC companies, but that result in the change in ownership of joint venture interests in the PRC, historically have not been taxed by the taxing authorities in the PRC. However, the PRC State Administration of Taxation issued the Notice on Strengthening the Administration of Enterprise Income Tax on Equity Transfer Gains of Non-residence Enterprise, or Circular 698, in December of 2009, according to which, if any non-residence enterprise indirectly transfers the shares of any residence enterprise, and if the total tax rate applicable in the country/jurisdiction, where the offshore holding company transferred is incorporated, is lower than 12.5% or there is no income tax on income of its residents sourced outside of such country/region, relevant parties shall submit the share transfer agreement and other relevant documents and information to the competent tax authority having jurisdiction over the residence enterprise, whose equity is indirectly transferred, within 30 days after the share transfer agreement is signed. Subject to approval by the State Administration of Taxation, if the non-residence enterprise transferring party is deemed to have indirectly transferred the shares of the residence enterprise for purpose of evading PRC enterprise income tax through abuse of transaction structure, and the transaction structure does not have reasonable commercial purposes, relevant tax authorities have the right to re-determine the nature of the transaction based on its substance and deny the existence of offshore vehicles established for purpose of evading PRC tax and levy enterprise income tax on the share transfer gains pursuant to PRC laws. The tax rate applicable to the share transfer gains under such circumstance should be 10% or lower treaty tax rate under EIT Law and its implementation rules. Accordingly, recently the taxing authorities in the PRC have levied enterprise income tax at the rate of approximately 10% of the gain on a few real estate and mining transactions that resulted in a change in ownership in joint ventures located in the PRC. Circular 698 applies retrospectively and shall be deemed to have become effective since January 1, 2008. Although it is still unclear on whether or not the Circular 698 shall also apply to the merger, as opposed to share transfer, of two non-PRC companies resulting in the change in ownership of PRC companies, there can be no assurance that the PRC taxing authorities will not impose enterprise income tax on the gain on the transfer to us of ownership of the 51% equity interests in Erye.

Risks Related to Our Securities

We will need to raise additional financing to fund our current business, including the development of our VSELTM Technology and other research and development efforts related to product development, as well as marketing activities in the United States and China.

We will need to raise additional funding in the future to fund certain segments of our current business, including the development of our VSELTM Technology and other research and development efforts related to product development, as well as marketing activities in the United States and China. Cash requirements may vary materially from those now planned because of expenses relating to marketing, advertising, sales, distribution, research and development and regulatory affairs, as well as the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities.

If we cannot generate a sufficient amount of revenue to fully fund our cash requirements, which we may never do, we will need to finance future cash needs primarily through equity issuances, debt arrangements, a combination of the above or other arrangements. Our ability to raise such funding may be limited by certain restrictions on incurring debt and issuing preferred stock that are contained in the certificate of designations for our Series E 7% Senior Convertible Preferred Stock (the “Preferred Shares” or the “Series E Preferred Stock”). Any issuance of convertible debt securities, preferred stock or Common Stock may be at a discount from the then-current trading price of our Common Stock. If we issue additional common or preferred stock or securities convertible into Common Stock, our stockholders will experience additional dilution, which may be significant. Further, we do not know whether additional funding will be available on acceptable terms, or at all. The trading volume of our Common Stock, coupled with our history of operating losses and liquidity problems, may make it difficult for us to raise capital on acceptable terms or at all. The demand for the equity and debt of small cap biopharmaceutical companies like ours is dependent upon many factors, including the general state of the financial markets. If we are unable to raise substantial additional funding on acceptable terms or at all, our business, results of operations and financial condition could be adversely affected.

Our Common Stock has had limited trading volume.

Our Common Stock is currently listed on the NYSE Amex and has had limited trading volume since its listing on August 9, 2007. Low volumes can result in fluctuating prices and downward pressure on the price per share should there develop an imbalance between the shares available for sale and the number of shares sought to be purchased. We cannot assure you that the liquidity of our Common Stock will improve or that it will not decline from current levels. Our Class A Warrants also trade on the NYSE Amex, but have had very limited trading volume. Investors holding our Common Stock may find it difficult to dispose of such shares.

The market price and trading volume of our Common Stock has been and may continue to be volatile and issuances of large amounts of shares of our Common Stock could cause the market price of our Common Stock to decline.

In 2010, our Common Stock traded as low as $1.10 and as high as $3.50, and in 2009 traded as low as $0.43 and as high as $2.72. In addition to our low stock trading volume, some of the other factors contributing to our stock’s price volatility include the issuance of a significant number of shares of our Common Stock or securities convertible into Common Stock in a short period of time, announcements of government regulation, new products or services introduced by us or by our competition, healthcare legislation, trends in health insurance, litigation, fluctuations in operating results, our success in commercializing our business, market conditions for healthcare stocks in general as well as economic recession. We cannot assure you that the market price of our shares of Common Stock will not fluctuate or decline significantly in the future.

You will experience dilution upon the issuance of Common Stock upon the conversion or in connection with redemption payments under the Preferred Shares issued in our recent senior convertible preferred stock offering, if we issue additional equity securities in future fundraising transactions and if shares of our Common Stock underlying our significant number of outstanding warrants and options are purchased by the holders thereof.

The issuance of Common Stock as mandatory redemption payments or upon conversion of some or all of the Preferred Shares issued in our November 2010 senior convertible preferred stock offering will dilute the ownership interests of our existing holders of our shares of Common Stock. We expect to make the mandatory redemption payments under the terms of the Preferred Shares in shares of our Common Stock. Although the dollar amount of such redemption payments are known, the number of shares to be issued in connection with such redemption payments will fluctuate based on our stock price. All payments made in stock will be at the VWAP Price (defined below). The price of the shares will be calculated based on 92% of the average of the lowest five VWAPs (volume weighted average prices) of the 20 trading days prior to the payment date (the “VWAP Price”). Any sales or perceived sales in the public market of our shares of Common Stock issuable upon such mandatory redemption payments or upon conversion could adversely affect prevailing market prices of our shares of Common Stock. The issuance of Common Stock upon conversion of the Preferred Shares or upon such redemption payments may also have the effect of reducing our net income per share. In addition, the existence of the Preferred Shares may encourage short selling by market participants because the conversion of the Preferred Shares or the existence of the redemption payments could depress the market price of our shares of Common Stock.

If in the future we issue additional Common Stock, or securities convertible into or exchangeable or exercisable for Common Stock, our stockholders, including investors who received shares of our Common Stock and warrants in the PCT Merger, will experience additional dilution, and any such issuances may result in downward pressure on the price of our Common Stock.

Investors in our company will be subject to increased dilution upon conversion of our outstanding preferred stock and upon the exercise of outstanding stock options and warrants. There were approximately 80,024,412 shares of our Common Stock outstanding as of April 11, 2011. As of that date, the Series B preferred stock outstanding could be converted into 10,000 shares of our Common Stock, the Preferred Shares outstanding could be converted into approximately 5,377,369 shares of our Common Stock and stock options and warrants outstanding represented approximately an additional 44,204,605 shares of our Common Stock that could be issued in the future. The Preferred Shares and the warrants issued with the Preferred Shares also have weighted-average anti-dilution protection. Most of the outstanding shares of our Common Stock, as well as the vast majority of the shares of our Common Stock that may be issued under our outstanding options and warrants, are not restricted from trading or have the contractual right to be registered.

Any significant increase in the number of shares offered for sale could cause the supply of our Common Stock available for purchase in the market to exceed the purchase demand for our Common Stock. Such supply in excess of demand could cause the market price of our Common Stock to decline.

Future sales of a significant number of shares of our Common Stock in the public markets, or the perception that such sales could occur, could depress the market price of our shares of Common Stock.

Sales of a substantial number of shares of our Common Stock in the public markets, or the perception that such sales could occur, could depress the market price of our shares of Common Stock and impair our ability to raise capital through the sale of additional equity securities. It is anticipated that the purchasers of the Preferred Shares will be selling shares of Common Stock issued to them as mandatory redemption shares on each mandatory redemption date. A substantial number of shares of Common Stock were issued in our recent offerings and we cannot predict if and when the investors in our recent offerings may sell such shares of Common Stock in the public markets. We cannot predict the number of these shares that might be sold nor the effect that future sales of shares of our Common Stock would have on the market price of shares of our Common Stock.

We have never paid dividends on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future.

We have never declared or paid cash dividends on our Common Stock. We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our Common Stock will be our stockholders’ sole source of gain for the foreseeable future.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We have concluded that we did not have effective internal control over financial reporting as of December 31, 2010 as a result of a material weakness in our accounting for share-based payment arrangements. If we fail to (1) fully remediate the material weakness identified, or (2) we fail to maintain the adequacy of internal control over our financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, as such standards are modified, supplemented or amended from time to time.

As a private company, PCT was not subject to the requirements of Section 404 of the Sarbanes-Oxley Act. Now that the PCT Merger has been consummated, we expect to devote management time and other resources to ensure that the combined company complies with the requirements of Section 404. During the course of testing our disclosure controls and procedures and internal control over financial reporting, we may identify and disclose material weaknesses or significant deficiencies in internal control over financial reporting (which may or may not be related to PCT) that will have to be remedied. Implementing any appropriate changes to our internal control may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy or inability to produce accurate financial statements on a timely basis could result in our financial statements being unreliable, increase our operating costs and materially impair our ability to operate our business.

Failure to achieve and maintain effective internal control over financial reporting could result in a loss of investor confidence in our financial reports and could have a material adverse effect on our stock price. Additionally, failure to maintain effective internal control over our financial reporting could result in government investigation or sanctions by regulatory authorities.

Actual and beneficial ownership of large quantities of our Common Stock by our executive officers and directors may substantially reduce the influence of other stockholders.

As of April 11, 2011, our executive officers and directors collectively owned 32,591,192 shares of our Common Stock, representing approximately 40.7% of our Common Stock. As of such date, our executive officers and directors collectively beneficially owned 43,665,365 shares of our Common Stock. These beneficial holdings represent approximately 47.9% of our Common Stock.  As a result, such persons may have the ability to exercise enhanced control over the approval process for actions that require stockholder approval, including: the election of our directors and the approval of mergers, sales of assets or other significant corporate transactions or other matters submitted for stockholder approval. Because of the beneficial ownership position of these persons, other stockholders may have less influence over matters submitted for stockholder approval. Furthermore, at certain times the interests of our substantial stockholders may conflict with the interests of our other stockholders.

Some of our directors and officers have positions of responsibility with other entities, and therefore have loyalties and fiduciary obligations to both our company and such other entities. These dual positions subject such persons to conflicts of interest in related party transactions which may cause such related party transactions to have consequences to our company that are less favorable than those which we could have attained in comparable transactions with unaffiliated entities.

Eric H.C. Wei, a member of our Board of Directors, is also the Managing Partner of RimAsia Capital Partners, L.P., or RimAsia. RimAsia, a substantial stockholder of our company, beneficially owns approximately 31.5% of our Common Stock as of April 11, 2011. Mr. Shi Mingsheng (the Chairman of the Board of Erye, and who became a director of our company in March 2010) and Madam Zhang Jian (our Vice President of Pharmaceutical Operations and the General Manager of Erye), together with certain other persons, have shared voting and dispositive power over the shares of our Common Stock held by Fullbright Finance Limited, or Fullbright. Fullbright is a substantial stockholder of our company, and together with Mr. Shi, and Madam Zhang, beneficially owns approximately 6.2% of our Common Stock as of April 11, 2011. These relationships create, or, at a minimum, appear to create potential conflicts of interest when members of our company’s senior management are faced with decisions that could have different implications for our company and the other entities with which our directors or officers are associated.

Although our company has established procedures designed to ensure that material related party transactions are fair to the company, no assurance can be given as to how potentially conflicted board members or officers will evaluate their fiduciary duties to our company and to other entities that they may owe fiduciary duties, respectively, or how such individuals will act in such circumstances. Furthermore, the appearance of conflicts, even if such conflicts ultimately do not harm our company, might adversely affect the public’s perception of our business, as well as its relationship with its existing customers, licensors, licensees and service providers and its ability to enter into new relationships in the future.

We may not have the cash necessary to redeem the Preferred Shares.

We have the obligation to make monthly redemption payments on the Preferred Shares commencing four months from the initial issuance dates, which mandatory redemption payments may be made at our option in cash or in shares of our Common Stock at the discounted formula price described above, except that our right to make payment in shares of Common Stock is dependent upon our satisfying certain Equity Conditions (defined in the certificate of designations for the Series E Preferred Stock) and is also subject to certain Dollar Volume Limitations (as defined). If we cannot satisfy the Equity Conditions, or if our trading prices and volume are such that we do not meet the Dollar Volume Limitations necessary for us to be able to make our monthly mandatory redemption payments in stock, we may be forced to make such monthly payments in cash. We may not have sufficient cash resources at the applicable time to make those cash payments, or to make such cash payments in full. Further, any failure to pay any amounts due to the holders of the Preferred Shares, as well as certain other Trigger Events (as defined in the certificate of designations), including without limitation certain change in control transactions, our failure to timely deliver shares, our suspension of trading, and breaches of certain representations, warranties and covenants that are not timely cured, where a cure period is permitted, would permit the holders of our Preferred Shares to compel repurchase of such Preferred Shares at a price per share equal to the sum of the liquidation preference plus accrued dividends plus the then applicable prepayment premium (15%, or 10% if the repurchase occurs more than 12 months after the initial issuance date). If we are required to repurchase the Preferred Shares in cash prior to maturity, no assurance can be given that we would have the cash or financial resources available to us to make such a payment, and such an acceleration could have a material adverse effect on our business and financial condition and may impair our ability to continue in business as a going concern.

The Preferred Shares are senior obligations of ours, and rank prior to our Common Stock with respect to dividends, distributions and payments upon liquidation.

The rights of the holders of the Preferred Shares rank senior to the obligations to holders of our Common Stock. Upon our liquidation, the holders of Preferred Shares are entitled to receive a liquidation preference of $1.00 per share, plus all accrued but unpaid dividends at the rate of 7% per annum prior and in preference to any distribution to the holders of any other class of our equity securities. Further, no dividends can be paid without the consent of the holders of a majority of the outstanding Preferred Shares, and the holders of Preferred Shares, as well as the holders of the warrants being issued to the purchasers of Preferred Shares, have the right to participate in any payment of dividends or other distributions made to the holders of our Common Stock to the same extent as if they had converted the Preferred Shares or exercised the warrants. The existence of such a senior security could have an adverse effect on the value of our Common Stock.

Holders of the Preferred Shares have rights that may restrict our ability to operate our business.

Under the securities purchase agreement pursuant to which the Preferred Shares were sold, we are subject to certain covenants that limit our ability to create new series of preferred stock, other than series junior to the Preferred Shares. We are also limited, with certain exceptions, in our ability and the ability of our subsidiaries (other than Erye) to incur debt and to pledge our assets. Such restrictions may have an adverse effect on our ability to operate our business while the Preferred Shares are outstanding.

The repurchase right in the Preferred Shares triggered by a change in control could discourage a potential acquiror.

The repurchase rights in the Preferred Shares triggered by certain change in control transactions could discourage a potential acquiror. The interests of the holders of the Preferred Shares in deciding to exercise their repurchase right may not align with your interests as a holder of our Common Stock in potential change of control transactions. The holders of Preferred Shares may exercise their repurchase right which may discourage potential acquirors even in situations where the Common Stock holders may have the opportunity to realize a premium in connection with such change in control transaction.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Common Stock covered hereby by any of the Selling Stockholders.  Some of the shares of Common Stock to be sold in this offering have not yet been issued and will only be issued upon the exercise of warrants.  We will receive estimated gross proceeds of $36,584,227 if all such warrants are exercised for cash; however, certain of our outstanding warrants have a cashless exercise feature.  We intend to use any proceeds received from the exercise of the warrants for working capital and general corporate purposes.  We will incur all costs associated with this registration statement and prospectus, which we anticipate to be approximately $60,180.

SELLING STOCKHOLDERS

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, to register for resale (i) 3,842,001 shares of outstanding Common Stock; and (ii) 15,230,244 shares of Common Stock issuable upon exercise of outstanding warrants, for an aggregate of 19,072,245 shares of Common Stock, all of which have not previously been registered.  All of the shares and warrants are owned by the Selling Stockholders.

The Common Stock registered hereby consists of the following:

•
The resale by certain Selling Stockholders of an aggregate of 960,709 shares of our Common Stock issuable upon the exercise of warrants to purchase our Common Stock, which warrants were issued in connection with private placements in May and October of 2008;

•	The resale by a Selling Stockholder of an aggregate of 800,000 shares of our Common Stock issued (or issued pursuant to the exercise of warrants issued) pursuant to a November 2008 private placement;

•
The resale by a Selling Stockholder of an aggregate of 640,000 of the shares of our Common Stock issued in October 2009 upon the conversion of shares of our Series D Stock, which Series D Stock was issued in the 2009 Private Placements;

•
The resale by certain Selling Stockholders of an aggregate of 12,932,512 shares of our Common Stock issuable upon the exercise of warrants to purchase our Common Stock, which warrants were issued in the 2009 Private Placements;

•	The resale by certain Selling Stockholders of 1,244,375 shares of our Common Stock issued in the April 2011 Private Placement;

•
The resale by certain Selling Stockholders of an aggregate of 600,000 shares of our Common Stock issued, and an aggregate of 1,337,023 shares of our Common Stock issuable, in each case upon the exercise of warrants to purchase our Common Stock, which warrants were issued pursuant to various consulting and service agreements entered into by NeoStem since May 2007; and

•	The resale by certain Selling Stockholders of an aggregate of 557,626 shares of our Common Stock received in other transactions.

The following provides greater detail on these issuances.

In May 2008, the Company raised an aggregate of $900,000 through the private placement of 750,006 units at a price of $1.20 per unit to 16 accredited investors (the “May 2008 private placement”).  Each unit was comprised of one share of Common Stock and one redeemable five-year warrant to purchase one share of Common Stock at a purchase price of $1.75 per share (the 725,006 of such warrants still outstanding, the “May 2008 Warrants”).  The May 2008 Warrants are redeemable by the Company in certain circumstances.  In connection with the May 2008 private placement, the Company issued as partial finders’ fees to accredited investors, five-year warrants to purchase an aggregate of 35,703 shares of Common Stock.  Such warrants contain generally the same terms as those sold to the investors, except they contain a cashless exercise feature and piggyback registration rights.  All of the shares of Common Stock issuable upon exercise of the May 2008 Warrants, including the shares of Common Stock underlying the warrants issued as partial finders’ fees in the May 2008 private placement, are being registered for resale.

In October 2008, the Company raised $250,000 through the private placement of 200,000 units to an accredited investor at a price of $1.25 per unit (the “October 2008 private placement”).  Each unit was comprised of one share of Common Stock and one five-year warrant to purchase one share of Common Stock at a purchase price of $1.75 per share (the “October 2008 Warrants”).  The Company is registering for resale the 200,000 shares of Common Stock underlying the October 2008 Warrants.

In November 2008, the Company raised $500,000 through the private placement of 400,000 units (the “November 2008 private placement”) to Fullbright Finance Limited, a corporation organized under the laws of the British Virgin Islands (“Fullbright”).  Each unit was comprised of one share of Common Stock and one redeemable five-year warrant to purchase one share of Common Stock at a purchase price of $1.75 per share (the “November 2008 Warrants”).  On May 28, 2010, Fullbright exercised the November 2008 Warrants.  The Company is registering the resale of the 400,000 shares of Common Stock issued to Fullbright upon exercise of the November 2008 Warrants and the 400,000 shares of Common Stock issued to Fullbright in the November 2008 private placement.

On April 9, 2009, the Company raised $11,000,000 from three Asia-based investors in a private placement financing (the “April 2009 private placement”).  The financing consisted of the issuance of 880,000 units priced at $12.50 per unit, with each unit consisting of one share of the Company’s Series D Stock and 10 five-year warrants (the “April 2009 Warrants”) exercisable for one share of Common Stock.  The April 2009 Warrants have a per share exercise price equal to $2.50 and are subject to redemption by the Company under certain circumstances.  Each share of Series D Stock converted into 10 shares of our Common Stock upon stockholder approval of such conversion on October 29, 2009.  All of the shares of Common Stock underlying the April 2009 Warrants are being registered for resale.

In June 2009, and with a final closing on July 6, 2009, the Company raised approximately $5 million from institutional and private investors in a private placement financing (the “July 2009 private placement” and together with the April 2009 private placement, the “2009 Private Placements”).  The financing consisted of the issuance of 400,280 units priced at $12.50 per unit, with each unit consisting of one share of Series D Stock and 10 five-year warrants (the “July 2009 Warrants”) exercisable for one share of our Common Stock.   The July 2009 Warrants have a per share exercise price equal to $2.50 and are subject to redemption by the Company under certain circumstances.  As noted above, each share of Series D Stock converted into 10 shares of our Common Stock upon stockholder approval of the conversion on October 29, 2009.  The shares of Common Stock underlying the July 2009 Warrants, 640,000 shares of the Common Stock issued upon the conversion of the Series D Stock, and 129,712 shares of Common Stock underlying warrants issued as partial selling agent fees to accredited investors, are being registered for resale.

On April 5, 2011, the Company raised $1,592,800 upon the consummation of the April 2011 Private Placement, pursuant to which nine persons and entities acquired an aggregate of 1,244,375 shares of Common Stock at a purchase price of $1.28 per share.  The 1,244,375 shares of Common Stock issued in the April 2011 Private Placement are being registered for resale.

In addition, we are registering the resale by certain Selling Stockholders of (i) an aggregate of 600,000 shares of our Common Stock issued, and an aggregate of 1,337,023 shares of our Common Stock issuable, in each case upon the exercise of warrants to purchase our Common Stock, which warrants were issued pursuant to various consulting and service agreements entered into by the Company since May 2007, and (ii) 557,626 shares held by certain Selling Stockholders that were received in other transactions.

Stock Ownership

The table below sets forth the number of shares of Common Stock that are:

•	owned beneficially by each of the Selling Stockholders prior to the offering;

•
offered by each Selling Stockholder pursuant to this prospectus (broken down into (i) outstanding shares of Common Stock being offered hereby and (ii) shares of Common Stock underlying warrants being offered hereby);

•
to be owned beneficially by each Selling Stockholder after completion of the offering, assuming that all of the warrants held by the Selling Stockholder are exercised and all of the shares offered in this prospectus are sold and that none of the other shares held by the Selling Stockholders are sold; and

•
the percentage of our Common Stock to be owned by each Selling Stockholder after completion of the offering, assuming that all of the warrants held by the Selling Stockholder are exercised and all of the shares offered in this prospectus are sold and that none of the other shares held by the Selling Stockholders are sold.

For purposes of this table each Selling Stockholder is deemed to beneficially own:

•	the issued and outstanding shares of Common Stock owned by the Selling Stockholder as of April 11, 2011;

•	the shares of Common Stock underlying all warrants being offered hereby owned by the Selling Stockholder as of April 11, 2011;

•
the shares of Common Stock underlying any other options or warrants owned by the Selling Stockholder that are exercisable as of April 11, 2011, or that were exercisable within 60 days after April 11, 2011.

Because the Selling Stockholders may offer all or some portion of the above-referenced securities under this prospectus or otherwise, no estimate can be given as to the amount or percentage that will be held by the Selling Stockholders upon termination of any sale.  Certain beneficial ownership information included in the table may require updating based on recent activity.  In addition, the Selling Stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of such securities since the date on which information in this table is provided, in transactions exempt from the registration requirements of the Securities Act.  Information about the Selling Stockholders may change from time to time.  Any changed information will be set forth in prospectus supplements, if required.

Except as otherwise noted, none of the Selling Stockholders has had any material relationship with us during the past three years.

In connection with the registration of the shares of our Common Stock offered in this prospectus, we will supply prospectuses to the Selling Stockholders.

Selling Stockholder	Common Stock beneficially owned before the offering	Outstanding shares of Common Stock being offered hereby	Shares of Common Stock underlying warrants being offered hereby	Common Stock beneficially owned after the offering	Percentage of Common Stock beneficially owned after the offering (1)

Lora M. Altman & Herbert G. Altman (as joint tenants)	50,000	50,000	0	0	*
Paul Becker	22,800	0	22,800	0	*
Berdon Venture LLC	120,000	0	60,000	60,000	*
Carr Bettis	335,000	0	160,000	175,000	*
B-Inside International Media Ltd.	200,000	200,000	0	0	*
Benjamin Bowen (2)	9,302	0	9,302	0	*
Brainstar Emporium Corp	10,000	10,000	0	0	*
Cary Fields Trust FBO Harrison Fields	1,600,000	0	800,000	800,000	1.0%
Robert Cohen	200,000	0	100,000	100,000	*
Consulting for Strategic Growth 1, Ltd. (3)	100,057	0	50,000	50,057	*
CCG Investor Relations, Inc. (4)	100,000	0	100,000	0	*
Juan Damiani	40,000	0	20,000	20,000	*
Michael Guy Dart	122,000	0	80,000	42,000	*
Dekko Foundation	20,000	0	20,000	0	*
Donald Duberstein	200,009	0	100,000	100,009	*
Elancrest Investment Ltd.	800,000	0	800,000	0	*
Enhance Biomedical Holdings Ltd. (5)	8,000,000	0	4,000,000	4,000,000	5.0%
Evan & Co. (6)	50,000	0	50,000	0	*
Executive Intelligence Systems dba Four Star Group II (7)	385,000	0	385,000	0	*

Selling Stockholder	Common Stock beneficially owned before the offering	Outstanding shares of Common Stock being offered hereby	Shares of Common Stock underlying warrants being offered hereby	Common Stock beneficially owned after the offering	Percentage of Common Stock beneficially owned after the offering (1)
Cary Fields	2,471,875	0	1,000,000	1,471,875	1.8%
Fields Family Foundation	600,000	0	300,000	300,000	*
Fullbright Finance Limited (8)	4,290,770	1,440,000	640,000	2,210,770	2.8%
Garden State Securities, Inc. (9)	49,277	0	21,777	27,500	*
David Gardner	50,000	0	50,000	0	*
JFS Investments, LLC (10)	331,500	0	220,000	111,500	*
JH Darbie & Co. (11)	7,117	0	7,117	0	*
Jonathan Kamen	40,000	0	40,000	0	*
Robert Karsten	40,400	0	20,000	20,400	*
Thomas Konig	40,000	40,000	0	0	*
Adam LeFebvre	41,668	0	20,834	20,834	*
Paul LeFebvre	41,668	0	20,834	20,834	*
Roger LeFebvre	41,668	0	20,834	20,834	*
Ryan LeFebvre	49,592	0	20,834	28,758	*
Lifetech Capital, a division of Aurora Capital LLC (12)	25,000	0	25,000	0	*
Julie A. Lobdell	50,000	50,000	0	0	*
Ronald Lukas	84,800	0	40,000	44,800	*
Raymond Markman (13)	255,634	0	128,587	127,047	*
Kevin Martin (14)	39,942	0	39,942	0	*
MAZ Partners	120,000	0	100,000	20,000	*
McCorkle Court Reporters Inc.	20,834	0	20,834	0	*
MKM Opportunity Master Fund Ltd	200,000	0	200,000	0	*
Viola Moser	40,000	40,000	0	0	*
New England Cryogenic Center, Inc. (15)	20,834	0	20,834	0	*
Ernest Pellegrino (16)	15,151	0	15,151	0	*
Ronald Perrella	41,668	0	20,834	20,834	*
Michael Peterson	80,000	0	40,000	40,000	*
Michael Pisani	40,000	0	20,000	20,000	*
Max Povolotsky (17)	4,500	0	4,500	0	*
Mark Siao Hing Pu	1,815,734	781,250	0	1,034,484	1.3%
Regenerative Sciences, LLC (18)	24,000	0	24,000	0	*
RimAsia Capital Partners, L.P. (19)	26,409,874	0	4,000,000	22,409,874	28.0%
Rodman & Renshaw, LLC (20)	115,605	0	76,744	38,861	*
Alter Rubin	30,000	0	30,000	0	*
Noam Rubinstein (21)	6,977	0	6,977	0	*
Frank Scheunert	50,000	50,000	0	0	*
Schlumberger LTD Group Trust	310,000	0	155,000	155,000	*
Robin L. Smith (22)	3,896,441	0	16,667	3,879,774	4.7%

Selling Stockholder	Common Stock beneficially owned before the offering	Outstanding shares of Common Stock being offered hereby	Shares of Common Stock underlying warrants being offered hereby	Common Stock beneficially owned after the offering	Percentage of Common Stock beneficially owned after the offering (1)
Sokol, Behot & Fiorenzo (23)	276,416	0	137,000	139,416	*
Solutions in Marketing, Inc. (24)	8,000	0	3,000	5,000	*
Southpoint Master Fund LP	200,000	0	200,000	0	*
Stem for Life Foundation (25)	457,626	457,626	0	0	*
The Galway Trust	600,000	600,000	0	0	*
3818641 Canada Inc	78,125	78,125	0	0	*
Catherine M. Vaczy (26)	1,205,483	0	7,500	1,197,983	1.5%
Thomas Vetter	25,000	25,000	0	0	*
Don Vogel	171,000	0	120,000	51,000	*
Wall Street Communications Group, Inc. (27)	289,200	0	250,000	39,200	*
Daniel J. Walsh (28)	113,436	0	48,342	65,094	*
Whalehaven Capital Fund LTD	300,000	0	300,000	0	*
Wocone LLC	40,000	0	40,000	0	*
Mark Wolter	20,000	20,000	0	0	*

* Indicates less than 1%.

(1)  The percentage of stock outstanding for each Selling Stockholder after the offering is calculated by dividing (i)(A) the number of shares of Common Stock deemed to be beneficially held by such stockholder as of April 11, 2011, minus (B) the number of shares being offered in this offering by such stockholder (including shares underlying warrants) by (i) the sum of (A) the number of shares of Common Stock outstanding as of April 11, 2011, plus (B) the number of shares of Common Stock issuable upon the exercise of options and warrants held by such stockholder which were exercisable as of April 11, 2011, or which will be exercisable within 60 days after April 11, 2011.

(2)  Benjamin Bowen is an employee of Rodman & Renshaw, LLC, which has served as a financial advisor to the Company and placement agent in an offering of the Company’s securities.

(3)  Consulting for Strategic Growth 1, Ltd. served as a consultant to the Company.

(4)  CCG Investor Relations, Inc. has provided investor relations services to the Company.

(5)  Enhance BioMedical Holdings Ltd. is a party to a network agreement with the Company.

(6)  Evan & Co. serves as a consultant to the Company.

(7)  Executive Intelligence Systems dba Four Star Group II serves as a governmental marketing advisor to the Company.

(8)  Fullbright Finance Limited is an affiliate of the Company.  Madam Jian Zhang, the Company’s Vice President of Pharmaceutical Operations and the General Manager of Erye, and Mr. Shi Mingsheng, one of our directors and the Chairman of the Board of Erye, possess shared power to vote and direct the disposition of the shares of our Common Stock held by Fullbright.

(9)  Garden State Securities, Inc. has served as a financial advisor to the Company, and as a selling agent in the Company’s Series D Private Placement.

(10)  JFS Investments, LLC served as a consultant to the Company.

(11)  JH Darbie & Co., Inc. was a party to a non-exclusive investment banking agreement with the Company and acted as a finder in connection with the May 2008 private placement.

(12)  Lifetech Capital, a division of Aurora Capital LLC, served as a financial advisor and consultant to the Company.

(13)  Raymond Markman has provided investor relations services to the Company and acted as a finder in connection with the May 2008 private placement.

(14)  Kevin Martin served as a selling agent in the Company’s Series D Private Placement.

(15)  New England Cryogenic Center, Inc. was a party to a Master Services Agreement with the Company pursuant to which they provided processing and cryogenic storage services for adult stem cells collected by the Company and assisted the Company with certain research and development activities.

(16)  Ernest Pellegrino served as a selling agent in the Company’s Series D Private Placement.

(17)  Max Povolotsky served as a selling agent in the Company’s Series D Private Placement.

(18)  Regenerative Sciences, LLC is a party to a license agreement with, and serves as a consultant to, the Company.

(19)  RimAsia Capital Partners, L.P. is a private equity firm focused on the pan-Asian mid-market sector and an affiliate of the Company.  Eric H.C. Wei, one of our directors, serves as the Managing Partner of RimAsia.

(20)  Rodman & Renshaw, LLC has served as a financial advisor to the Company and placement agent in an offering of the Company’s securities.

(21)  Noam Rubinstein is an employee of Rodman & Renshaw, LLC, which has served as a financial advisor to the Company and placement agent in an offering of the Company’s securities.

(22)  Robin L. Smith serves as the Chief Executive Officer and Chairman of the Board of the Company.

(23)  Sokol, Behot & Fiorenzo provides legal services to the Company.

(24)  Solutions in Marketing, Inc. served as a consultant to the Company.

(25)  Stem For Life Foundation is a Pennsylvania nonprofit corporation classified as a tax-exempt organization under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”) and as a public charity under Section 509(a)(1) and 170(b)(1)(A)(vi) of the Code (the “Foundation”), whose mission is to promote public awareness, fund research and development and subsidize stem cell collection and storage programs.  The Company’s CEO and Chairman is President and a Trustee of the Foundation, its General Counsel is Secretary and a Trustee of the Foundation and its Chief Financial Officer is Treasurer of the Foundation.

(26)  Catherine M. Vaczy serves as the Vice President and General Counsel of the Company.

(27)  Wall Street Communications Group, Inc. has served as a consultant to the Company.

(28)  Daniel J. Walsh served as a selling agent in the Company’s Series D Private Placement.

PLAN OF DISTRIBUTION

We are registering for resale by the Selling Stockholders a total of 19,072,245 shares of Common Stock, of which 15,230,244 shares are issuable upon the exercise of warrants.

Timing of Sales

The Selling Stockholders and any of their respective donees, transferees, pledgees, assignees and other successors-in-interest may offer and sell the shares covered by this prospectus at various times.  The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Offering Price

The Selling Stockholders may sell all or a portion of the shares of our Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent's commissions.  The shares of Common Stock may be sold on the NYSE Amex, any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, or in transactions otherwise than on these exchanges or systems and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions.

Manner of Sale

The shares may be sold by means of one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares.  Brokers or dealers engaged by any Selling Stockholder may arrange for other brokers or dealers to participate.  Brokers or dealers may receive commissions, discounts or concessions from the Selling Stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale.  The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved.  Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders.  Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions.

If the Selling Stockholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to the registration statement of which this prospectus forms a part, disclosing such arrangements, including the names of any broker dealers acting as underwriters.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act.  In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

Sales Pursuant to Rule 144

Any shares of Common Stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

We have advised (or will have advised) the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates.  Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.  Accordingly, the Selling Stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place.  Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.  In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We will bear all of the costs, expenses and fees in connection with the registration of the shares of Common Stock, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the Selling Stockholder selling such shares of Common Stock along with the fees and expenses of his, her or its counsel.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Lowenstein Sandler PC, Roseland, New Jersey.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2010, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of and for the years ended December 31, 2009 and 2008, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, have been audited by Holtz Rubenstein Reminick LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus.  By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC.  The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus.  This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on April 6, 2011;

•	Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on May 2, 2011;

•
our Current Reports on Form 8-K and amendments thereto dated January 4, 2011, January 18, 2011 and March 4, 2011 (filed with the SEC on January 10, 2011, January 24, 2011 and March 8, 2011, respectively) (excluding any information deemed furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K); and

•
the description of our Common Stock contained in our Registration Statement on Form 8-A, declared effective on August 8, 2007 (including any amendment or report filed with the SEC for the purpose of updating such description).

All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all documents that are incorporated by reference into this prospectus but not delivered with this prospectus, excluding exhibits to such documents unless such exhibits have been specifically incorporated by reference into the documents that this prospectus incorporates.  We will provide this information at not cost to the requester, upon written or oral request made to:

NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170
 (212) 584-4180
Attention:  Catherine M. Vaczy, Esq., Vice President and General Counsel

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference above.  We have not authorized anyone else to provide you with different information.  You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.  The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and we therefore file periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters.  The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.  The address of the SEC’s Internet site is www.sec.gov.  You may also view our filings with the SEC on our Internet site at www.neostem.com.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities.  As permitted by the SEC’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement.  You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Exchange Act filings, each such statement being qualified in all respects by such reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by us.  All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$5,180.23
Transfer agent’s fees and expenses	$1,500.00
Legal fees and expenses	$35,000.00
Accounting fees and expenses	$13,500.00
Printing and engraving expenses	$3,000.00
Mailing and Miscellaneous	$2,000.00
Total	$60,180.23

Item 15. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Under the General Corporation Law of the State of Delaware (the “Delaware GCL”), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, the Delaware GCL also provides that we also may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. However, in such an action by or on our behalf, no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged liable to us unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Our certificate of incorporation is consistent with the Delaware GCL. Each of our directors, officers, employees and agents will be indemnified to the extent permitted by the Delaware GCL. We also maintain insurance on behalf of our directors and officers against liabilities asserted against such persons and incurred by such persons in such capacities, whether or not we would have the power to indemnify such persons under the Delaware GCL.

We have entered into indemnification agreements with our Chief Executive Officer, Chief Financial Officer, General Counsel, certain other employees and each of our directors pursuant to which we have agreed to indemnify such party to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a our director, officer, employee, agent or fiduciary.

Item 16. Exhibits.

Exhibit	Description	Reference
2.1	Agreement and Plan of Merger, dated as of September 23, 2010, by and among NeoStem, Inc., NBS Acquisition Company LLC, and Progenitor Cell Therapy, LLC(1)	2.1
2.2
Agreement and Plan of Merger, dated as of November 2, 2008, by and among NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., China Biopharmaceuticals Corp., and CBH Acquisition LLC, as amended by Amendment No. 1 dated as of July 1, 2009 and Amendment No. 2 dated as of August 27, 2009(2)
		Annex A
4.1	Amended and Restated Certificate of Incorporation, as amended (as certified March 25, 2011) (3)	3.1
4.2	Amended and Restated By-Laws dated August 31, 2006(3)	3.2
4.3	Specimen Certificate for Common Stock(4)	4.1
4.4	Form of Subscription Agreement from May 2008 among NeoStem, Inc. and certain investors listed therein(5)	10.1
4.5	Form of Redeemable Warrant to Purchase Shares of Common Stock of NeoStem, Inc. from May 2008(5)	10.2
4.6	Form of Redeemable Finder’s Warrant to Purchase Shares of Common Stock of NeoStem, Inc. from May 2008*	4.6
4.7	Form of Subscription Agreement from October 2008 between NeoStem, Inc. and an investor listed therein(6)	10.1
4.8	Form of Warrant to Purchase Shares of Common Stock of NeoStem, Inc. from October 2008(6)	4.2
4.9	Form of Subscription Agreement from November 2008 between NeoStem, Inc. and an investor listed therein(6)	10.2
4.10	Form of Subscription Agreement from the April 2009 private placement(7)	4.3
4.11	Form of Warrant issued in connection with April and July 2009 private placements(7)	4.2
4.12	Amended and Restated Warrant, dated March 15, 2010, issued to RimAsia Capital Partners, L.P.(8)	4.1
4.13	Form of Subscription Agreement with respect to private placement consummated on April 5, 2011*	4.13
4.14	Consulting Agreement dated January 1, 2008 between NeoStem, Inc. and JFS Investments, Inc.*	4.14
4.15	Form of Redeemable Warrant to Purchase Shares of Common Stock of NeoStem, Inc. issued to JFS Investments, Inc.*	4.15
4.16	Redeemable Warrant to Purchase Shares of Common Stock of NeoStem, Inc. issued to Solutions in Marketing, Inc.*	4.16
4.17	Warrant to Purchase Shares of Common Stock of NeoStem, Inc. issued to Wall Street Communications Group, Inc.*	4.17
5.1	Opinion of Lowenstein Sandler PC*	5.1
23.1	Consent of Deloitte & Touche LLP*	23.1
23.2	Consent of Holtz Rubenstein Reminick LLP*	23.2
23.3	Consent of Lowenstein Sandler PC (contained in Exhibit 5.1)*	23.3
24.1	Power of Attorney (included on the signature page of this registration statement)*	24.1
____________________

*	Filed herewith.

(1)	Filed with the SEC as an exhibit, numbered as indicated above, to our current report on Form 8-K, dated September 23, 2010, which exhibit is incorporated here by reference.

(2)
Filed with the SEC as an exhibit, numbered as indicated above, to Pre-Effective Amendment No. 4 to our Registration Statement on Form S-4, File No. 333-160578, which exhibit is incorporated here by reference.

(3)	Filed with the SEC as an exhibit, numbered as indicated above, to our Annual Report on Form 10-K for the year ended December 31, 2010, which exhibit is incorporated here by reference.

(4)	Filed with the SEC as an exhibit, numbered as indicated above, to our Registration Statement on Form S-3, File No. 333-145988, which exhibit is incorporated here by reference.

(5)	Filed with the SEC as an exhibit, numbered as indicated above, to our current report on Form 8-K, dated May 20, 2008, which exhibit is incorporated here by reference.

(6)	Filed with the SEC as an exhibit, numbered as indicated above, to our annual report on Form 10-K for the year ended December 31, 2008, which exhibit is incorporated here by reference.

(7)	Filed with the SEC as an exhibit, numbered as indicated above, to our current report on Form 8-K, dated April 13, 2009, which exhibit is incorporated here by reference.

(8)	Filed with the SEC on March 18, 2010 as an exhibit, numbered as indicated above, to our current report on Form 8-K dated March 15, 2010, which exhibit is incorporated here by reference.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B,

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 2, 2011.

NEOSTEM, INC.

By:	/s/ Robin L. Smith, M.D.
Name: Robin L. Smith, M.D.
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robin L. Smith and Catherine M. Vaczy, and either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement (or any other registration statement for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robin L. Smith, M.D.	Director, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May 2, 2011
Robin L. Smith, M.D.

/s/ Larry A. May	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	May 2, 2011
Larry A. May

/s/ Richard Berman	Director	May 2, 2011
Richard Berman

/s/ Steven S. Myers	Director	May 2, 2011
Steven S. Myers

/s/ Drew Bernstein	Director	May 2, 2011
Drew Bernstein

/s/ Eric Wei	Director	May 2, 2011
Eric Wei

/s/ Edward C. Geehr, M.D.	Director	May 2, 2011
Edward C. Geehr, M.D.

/s/ Shi Mingsheng	Director	May 2, 2011
Shi Mingsheng